N

Analyst coverage

Institution	Principal Analyst
Bank of America	Gustavo Tasso
Banorte-Ixe	José Espitia
Barclays	Pablo Monsivais
Bradesco	Victor Mizusaki
BTG	Lucas Marquiori
Citi	Stephen Trent
Cowen	Helane Becker
Credit Suisse	Alejandro Zamacona
Deutsche Bank	Michael Linenberg
Evercore	Duane Pfennigwerth
Goldman Sachs	Bruno Amorim
HSBC	Cenk Orçan
Morgan Stanley	Joshua Milberg
UBS	Rogerio Araujo
Signum Research	Daniel Espejel
Vector	Marco Antonio Montañez

1

Annex - Financial derivate instruments

1)	Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and evaluates the exposure to different financial risks, it is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy, as well as its processes are approved by different administrative entities according to the Corporate Governance. The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits as well as a Corporate Governance.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter into positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties through the use of derivative financial instruments, described as follows:

1.	Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant increases in the fuel price. The instruments are traded on over the counter (“OTC”) markets, with approved counterparties and within limits specified on the Hedging Policy. Asian financial instruments used by the Company, compensate the fluctuations in a more precise way, as the payment takes the average of the price of the underlying asset provided by Volaris' main fuel supplier. As of the date of this report, Volaris does not have fuel derivative financial instruments.

2

2.	Foreign currency risk: The Company's exposure to foreign currency risk in exchange rates is mainly related to its operating activities (that is, when income or expenses are denominated in another currency other than the functional currency of the Company). The majority of this exposure is related to payments and / or denominated in US dollars. As of the date of presentation of this report, Volaris does not have foreign exchange derivative financial instruments.

3.	Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s debt obligations and operating lease with floating interest rates. The Company enters into derivative financial instruments in order to hedge a portion of such exposure, for which it uses interest rate swaps. These instruments are recognized as hedge accounting within the caption of the primary hedged position. As of the date of this report, the Company holds interest rate CAPs with TIIE 28 as underlying for the Asset Back Trust Notes.

Derivative financial instruments may require the granting of certain amounts as collateral over the portion of the loss not settled before maturity. The amount of collateral delivered in pledge, is recorded as part of “guarantee deposits”. It is assessed reviewed and adjusted accordingly daily based on the fair value of the derivative financial instrument position.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of December 31, 2021, the Company has 8 ISDAs in place with different financial institutions and no activity was registered during the fourth quarter 2021.

The Company only operates with financial counterparties with which it has an ISDA contract. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. The contracting of derivative financial instruments is distributed among the different counterparties with the purpose of avoiding that their exposure falls on a single counterparty and making more efficient the use of the financial conditions of the different CSA, thus minimizing the potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. That fair value is compared with internally developed valuation techniques which use valid and recognized methodologies through which the fair value of derivative financial instruments is estimated based on the prices and variables quoted in the market of the assets of reference using Bloomberg as the main source of information.

In accordance with International Financial Reporting Standards ("IFRS"), the Company elaborate its financial statements; Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of presentation of this report, all the Company's derivative financial instruments are considered effective and therefore classified to be recorded under hedge accounting assumptions.

3

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments.

The contracting of derivative financial instruments is distributed among the various counterparties with which the Company has signed a CSA, with the purpose of making the use of financial conditions more efficient; with the above, it manages to avoid that the exposure falls on a single counterpart. In the same way, different instruments and maturities are used to minimize potential margin calls. If the measures mentioned before were not sufficient, the Company has internal resources to meet the requirements related to derivative financial instruments.

4)	Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The activities of the Company are exposed to different financial risks, among which the risk of fluctuations in the price of fuel, the risk of fluctuations in exchange rates and the risk of variations in market interest rates stand out. During the fourth quarter of 2021, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

5)	Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

4

Notes - List of notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES
(d.b.a. VOLARIS)

Notes to Condensed Consolidated Financial Statements

As of December 31, 2021 and December 31, 2020

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1.	Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City, 01210.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 24, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. Concesionaria operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rica Civil Aviation Authority an Air Operator Certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 20, 2021 Volaris Costa Rica´s Air Operator Certificate was renewed, modified and extended for an additional 15 years term. Volaris Costa Rica started operations on December 1, 2016.

 On December 11, 2020, Controladora announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of USD$.11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company.

5

On August 25, 2021, the Company through its subsidiary Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”) obtained from the El Salvadorian Civil Aviation Authority an Operation Permit, for scheduled and non-scheduled international public air transportation services for passengers, cargo and mail valid until May 30, 2024. Volaris El Salvador started operations on September 15, 2021.

The accompanying condensed consolidated unaudited interim financial statements and notes were authorized for their issuance by the Company’s President and Chief Executive Officer, Enrique Beltranena, and the Company´s Chief Financial Officer, Jaime E. Pous, on February 23, 2022. Subsequent events have been considered through that date.

a) Relevant events

Functional currency exchange

An entity´s functional currency´ is the currency of the primary economic environment in which it operates. During the second half of 2021 management identified indicators of changes in the primary economic environment in which its main subsidiary Concesionaria operates, as follows: (i) increase in the international market transactions during 2021, (ii) change in the determination of rates (iii) most representative costs are determined and denominated in US dollars. As a result, the Company evaluated the functional currency of the subsidiary in accordance with the regulatory provisions contained in IAS-21 "Effects of Variations in Foreign Currency Exchange Rates", concluding that the functional currency has changed from the Mexican peso to the US dollar as of December 31, 2021.

In addition, considering the dependency of Controladora in its operations related to its wholly owned subsidiary Concesionaria, management has evaluated and concluded that its functional currency has also changed from the Mexican peso to US dollar as of December 31, 2021.

The change in functional currency is prospectively applied from the date of the change.

The Company´s presentation currency remains Mexican pesos, consequently there no impact on any comparative financial information presented.

Derived from the foregoing, once reviewed and authorized by the Board of Directors and its Audit Committee, as well as informed to the corresponding regulators, as of December 31, 2021, the Company and its main Mexican operating subsidiary changed prospectively its Functional Currency from the Mexican peso to the US dollar.

New purchase order for 39 A321NEO aircraft

On November 15, 2021 the Company, signed a new purchase order with Airbus for 39 A321NEO aircraft, securing its growth on the upcoming years. In addition to the acquisition of these 39 aircraft, Volaris negotiated with Airbus 20 conversions from A320NEO to A321NEO aircraft of its current order.

6

Obtention of the Operation Permit of Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”)

On August 25, 2021, the Company through its subsidiary Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”) obtained from the El Salvadorian Civil Aviation Authority an Operation Permit, for scheduled and non-scheduled international public air transportation services for passengers, cargo and mail valid until May 30, 2024. Volaris El Salvador started operations on September 15, 2021.

Merger between subsidiaries

The “Company” analyzed the impacts resulting from the amendments to certain laws regarding labor subcontracting, or outsourcing matters, published in the Official Gazette of the Federation on April 23, 2021, which prohibits the subcontracting or outsourcing activities in Mexico, that is, when any individual or legal entity provides or make available its own employees for the benefit of third parties. As the only exception, it is established that the rendering of specialized services or the execution of specialized works, which are not part of the corporate purpose or the economic activity of the beneficiary of the services, will not be considered subcontracting of personnel. The modifications became effective on April 24, 2021, the day following its publication in the Mexican Official Gazette.

According to the foregoing, the management concluded that the employees of the subsidiary “Servicios Administrativos” directly participate in the main activity of the subsidiary “Concesionaria”, therefore, to comply with the guidelines of the reform, the corresponding employer substitution is performed.

On July 14, 2021, the Subsidiaries "Concesionaria”, and "Servicios Administrativos”, agreed to merge, the first being "the merging company" and the second "the merged company", respectively. The merger takes full effect against third parties after three months from the date of registration of the merger agreements in the Public Registry of Property and Commerce of Mexico City, in accordance with the provisions of Article 224 of the General Corporations Law.

The merger entered into full legal, accounting and tax effects on August 31, 2021. Any intercompany assets and liabilities between the “Merging company” and the “Merged company” were extinguished on the effective date of the merger. Serving as an accounting basis for this merger the statements of financial position of the entities, this transaction was carried out between subsidiaries of the Company, therefore it did not effect on the condensed consolidated unaudited interim financial statements.

Covid-19 commentary

During 2021 the Company managed to recover its pre-pandemic capacity despite spikes in the COVID19 cases, especially during the 1st half of the year. As the vaccination program evolved on the markets the Company operates, the Company achieved an important recovery in capacity. As the national authorities eased the migratory requirements the Company restarted operations to and from Costa Rica, Guatemala and El Salvador. In fact, during September the Company effectively launched a new airline subsidiary.

As of December 31, 2021, the Company´s capacity as measured by available seat miles (“ASMs”) was increased 53.7% compared to the previous year. The Company has taken actions to preserve liquidity and sustain its operations during the period and certain other measures.

Liquidity and cash

As of December 31, 2021, our cash and cash equivalents were Ps.15,255.

Fleet plan

The new contractual fleet plan with Airbus allows the Company to maintain a fleet, that will remain at 115 aircraft, net of new deliveries and redeliveries, until 2H2022 before taking delivery of the new Aircraft orders from Airbus (executed in 2017 and 2021 respectively).

7

Customers and employees

The Company has made a great effort in 2021 to face health contingency of COVID-19 internally (with all employees) and externally (with all clients) through the implementation of different strategies like: sanitation programs in work centers, placement of “entrace, exit and safe distance” signs, manuals and training courses with sanitary protocols, implementation “home office scheme”, medical follow up to employees, routine application of random PCR tests to employees, some trips to USA with employees to facilitate vaccination and the investment.

Issuance asset backed trust notes

On June 20, 2019, Concesionaria, issued 15,000,000 asset backed trust notes (certificados bursátiles fiduciarios; the “ Trust Notes ”), under the ticker symbol VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos. The Trust Notes are backed by future receivables under agreements entered into with credit card processors with respect to funds received from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard, via the Company’s website, mobile app and travel agencies. The Trust Notes were listed on the Mexican Stock Exchange, have a maturity of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 175 percentage points.

Second issuance asset backed trust notes

On October 13, 2021, Company “Concesionaria”, completed the issuance of fifteen million (15,000,000) of asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes”) issued under the ticker VOLARCB 21L for an amount of Ps.1.5 billion Mexican pesos, issued by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to Ps.3.0 billion (three billion pesos 00/100 national currency).

The Trust Notes are backed by future receivables under agreements entered into with credit card processors with respect to funds received from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard, via the Company’s website, mobile app and travel agencies.

The Trust Notes were rated "HR AA (E)"and "AA+/M(e)" by the rating agencies HR Ratings de México, S.A. de C.V. and Verum Calificadora de Valores, S.A.P.I. de C.V., respectively, will have a maturity term of 5 (five) years and will pay an interest rate of TIIE + two hundred (200) basis points.

The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). Which has Sustainability Objectives (SPT) for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030.

8

A feature of the asset backed trust notes is that they will pay an additional twenty-five (25) basis points to the interest rate if the sustainability goals are not met, with the possibility of mitigating the additional rate if the 2023 or 2024 targets are met.

Shares conversion

On February 16, 2018, one of the Company´s shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

On December 20, 2021, one of the Company´s shareholders concluded the conversion of 30’538,000 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

b) Basis of preparation

Statement of compliance

The condensed consolidated unaudited interim financial statements, which include the condensed consolidated unaudited interim statements of financial position as of December 31, 2021 (unaudited) and December 31, 2020 (audited) and the condensed consolidated unaudited interim statements of operations, comprehensive income, for each of the three months as of December 31, 2021 and 2020 (unaudited) and the years ended December 31, 2021(unaudited) and 2020 (audited) changes in equity and cash flows for each of the years ended December 31, 2021(unaudited) and 2020 (audited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The condensed consolidated unaudited interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2020 and 2019 (audited).

Items included in the unaudited condensed consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The presentation currency of the Company’s condensed consolidated unaudited interim financial statements is the Mexican peso, which is used also for compliance with its legal obligations. All values in the condensed consolidated unaudited interim financial statements are rounded to the nearest thousand (Ps.000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these annual financial statements and provide comparative information in respect of the previous period.

c) Basis of measurement and presentation

The accompanying condensed consolidated unaudited interim financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value.

The preparation of the condensed consolidated unaudited interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

9

d) Basis of consolidation

The accompanying condensed consolidated unaudited interim financial statements comprise the financial statements of the Company and its subsidiaries. On December 31, 2021(unaudited) and December 31, 2020 (audited), for accounting purposes the companies included in the condensed consolidated unaudited interim financial statements are as follows:

			% Equity interest
Name	Principal Activities	Country	December 31, 2021	December 31, 2020
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”) (3)	Recruitment and payroll	Mexico	-	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) **	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”) (4)	Aeronautical Technical Services	Guatemala	100%	-
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso 1710(1)	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso 1711(2)	Pre-delivery payments financing	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	100%

*The Companies have not started operations yet in Guatemala

**The Company has not started operations yet

(1) With effect from October 16, 2020, the Successor of the Trust 1710 was changed from Deutsche Bank México, S.A. to CIBanco, S.A., Institución de Banca Múltiple.

(2) With effect from October 16, 2020, the Successor of the Trust 1711 was changed from Deutsche Bank México, S.A. to CIBanco, S.A., Institución de Banca Múltiple.

(3) With effect from August 31,2021, the Company merged with Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V.

(4) The Company was acquired in October 5, 2021.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
ii)	Exposure, or rights, to variable returns from its involvement with the investee.
iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i)	The contractual arrangement with the other vote holders of the investee.
ii)	Rights arising from other contractual arrangements, and
iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the condensed consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

10

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full on consolidation in the condensed consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

2. Impact of new International Financial Reporting Standards

New and amended standards and interpretations

The accounting policies adopted in the preparation of the condensed consolidated unaudited interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards and interpretations effective as of January 1, 2021. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below:

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments did not have an impact on the condensed consolidated unaudited interim financial statements of the Company.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the condensed consolidated unaudited interim financial statements of the Company.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

The amendments include the following practical expedients:

•	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest.
•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued.
•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

These amendments had no impact on the condensed consolidated unaudited interim financial statements of the Company.

11

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the condensed consolidated unaudited interim financial statements of the Company.

Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the condensed consolidated unaudited interim financial statements of the Company.

Covid-19-Related Rent Concessions beyond June 30, 2021 Amendments to IFRS 16

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions – amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022.The amendment applies to annual reporting periods beginning on or after April 1st, 2021. This amendment did not have impact on the condensed consolidated unaudited interim financial statements of the Company.

Amendments to IFRS 9 Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments had no impact on the condensed consolidated unaudited interim financial statements of the Company.

3. Convenience translation

U.S. dollar amounts at December 31, 2021 shown in the condensed consolidated unaudited interim financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.20.5835 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2021. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

12

4. Significant accounting judgments, estimates and assumptions

The preparation of these condensed consolidated unaudited interim financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s condensed consolidated unaudited interim financial statements.

5. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

6. Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemmed from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk.

The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes. The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Since adverse movements erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures, there is a need for value preservation, by transforming the profiles of these fair value exposures. The Company has a Finance and Risk Management department, which identifies and measures financial risk exposures, in order to design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the corporate governance level for approval.

Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months period ended December 31, 2021 and 2020 represented 38% and 28% of the Company’s operating expenses, respectively. Additionally, aircraft jet fuel consumed in the years ended December 31, 2021 and 2020 represented 34% and 26% of the Company’s operating expenses, respectively.

For the three months period and the years ended December 31, 2021 the Company did not enter into derivative financial instruments to hedge US Gulf Coast Jet Fuel 54.

13

During the year ended December 31, 2021, the Company did not enter into derivative financial instruments to hedge US Gulf Coast Jet Fuel 54 Asian call options and US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options. As of the year ended December 31, 2020, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 23,967 thousand gallons. Such hedges represented a portion of the projected consumption for the 2Q20, 3Q20 & 1Q21. Additionally, during the year ended December 31,2020, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons. Such hedges represent a portion of the projected consumption for the 2Q20, 2H20 & 2Q21.

As of the year ended December 31, 2020 the Company recognized an unwind of the Zero cost collar of Ps.42,643 which was recognized as part of finance cost.

In accordance with IFRS 9 the Company separates the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the Asian call options is related to a “transaction related hedged item”, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss.

The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial “Asian call options and Zero-Cost collars”.

All the Company’s Asian calls matured throughout the first quarter of 2021. The Zero-Cost Collars matured throughout the second quarter of 2021, leaving no outstanding fuel position going forward as of December 31, 2021.

As of December 31, 2020, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was an unrealized gain of Ps.206; as for the Zero- Cost collars it was an unrealized loss of Ps.9,657 and is presented as part of the financial assets and liabilities in the consolidated statement of financial position.

During the three months periods ended December 31, 2021 and 2020 there was no intrinsic value of the Asian Call options to recycle to the fuel cost nor finance cost.

During the year ended December 31, 2021, the intrinsic value of the Asian Call options recycled to the fuel cost was an expense of Ps.12,577. During the year ended December 31, 2020, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps.33,627 (Ps.20,646 which was recognized in the fuel cost and an expense of Ps.12,981 in finance cost).

During the three months period ended December 31, 2021, there was no intrinsic value of the Asian Call options to recycle to the fuel cost nor finance cost. During the three months period ended December 31, 2020 the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.218,953 (Ps.218,953 which was recognized in the fuel cost).

During the year ended December 31, 2021, there was no cash flow to recycle for the Zero-Cost collar position.

During the year ended December 31, 2020 the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.1,271,462 (Ps.835,884 which was recognized in the fuel cost and an expense of Ps.435,578 in finance cost).

The cost of hedging derived from the extrinsic value changes of the jet fuel hedged position as of December 31, 2020 recognized in other comprehensive income totals Ps.21,650.

14

During the three months period and year ended December 31, 2021, all the derivative financial instruments were effective.

For the period ended December 31, 2021, there was no cost of hedging as all the derivatives position matured all through 2Q21.

As of December 31,2021, the Company didn´t hold any outstanding fuel position.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of December 2020:

	Position as of December 31, 2020 Jet fuel Asian call and Zero-Cost collars option contracts maturities
Jet fuel risk Asian Calls		1 Half 2021		2 Half 2021		2021 Total
Notional volume in gallons (thousands)*		7,280		-		7,280
Strike price agreed rate per gallon (U.S. dollars) **	US$	1.90		-	US$	1.90
Approximate percentage of hedge (of expected consumption value)		6%		-%		3%
Jet fuel risk Zero-Cost collars
Notional volume in gallons (thousands)*		7,556		-		7,556
Strike price agreed rate per gallon (U.S. dollars) **	US$	1.23/1.93	US$	-	US$	1.23/1.93
Approximate percentage of hedge (of expected consumption value)		6%		-%		3%
All-in
Approximate percentage of hedge (of expected consumption value)		12%		-%		6%

*    US Gulf Coast Jet 54 as underlying asset

** Weighted average

b) Foreign currency risk

On December 31, 2021 the Company changed its functional currency from the Mexican Pesos to the US Dollar. The change of functional currency was accounted for prospectively with no impact on prior period information.

Through the year ending December 31, 2021 and before the change, the Mexican peso was the functional currency of Controladora and its main subsidiary Concesionaria, a significant portion of its operating expenses are denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America, Central America and South America to support part of its commitments in such currency.

Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments and non-derivative financial instruments.

For the three months period ended December 31, 2021 and 2020 the U.S. dollar denominated collections accounted were 42% and 44%, respectively. Additionally, for the years ended December 31, 2021 and 2020 the U.S. dollar denominated collections accounted were 43% and 44%, respectively.

Company´s expenditures, particularly those related to aircraft leasing and acquisition, are denominated in U.S. dollar. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate. As of December 31, 2021, the Company and its main subsidiary Concesionaria have prospectively changed its Functional Currency from the Mexican peso to the US dollar (See Note 1n).

15

 The Company’s foreign exchange exposure as of December 31, 2021 and 2020, is as set forth below:

	Thousands of U.S. dollars
	December 31, 2021		December 31, 2020
Assets:
Cash and cash equivalents	US$	701,394	US$	495,612
Other accounts receivable, net		40,852		39,997
Guarantee deposits		534,362		479,566
Derivative financial instruments		—		10
Total assets	US$	1,276,608	US$	1,015,185

Liabilities:
Financial debt	US$	172,570	US$	183,806
Lease liabilities		2,590,836		2,334,153
Suppliers		127,893		174,553
Other taxes and fees payable		19,416		16,105
Derivative financial instruments		—		484
Total liabilities		2,910,715		2,709,101
Net foreign currency position	US$	(1,634,107)	US$	(1,693,916)

At February 23, 2022, date of issuance of these condensed consolidated financial statements, the exchange rate was Ps. 20.2825 per U.S. dollar.

As of December 31, 2021 and 2020, the Company did not enter into foreign exchange rate derivatives financial instruments.

i)	Hedging relationships designating non-derivative financial instruments as hedging instruments for Foreign Exchange (FX) risk

Regarding the foreign currency risk effective since January 1st, 2019, the Company implemented two hedging strategies associated to forecasted FX exposures, by using non-derivatives financial assets and liabilities denominated in a non-functional currency (the USD in this case) as hedging instruments.

In the first FX hedging strategy, the Company designated a hedge to mitigate the variability in FX fluctuation denominated in USD associated to forecasted revenues by using a portion of USD denominated financial liabilities associated to a portfolio of leasing liabilities up until the terms of the remaining leasing arrangements.

As of December 31, 2021, there was not outstanding USD balance designated under this hedging strategy. The outstanding USD balance designated under this hedging strategy as of December 31, 2020 amount to USD$1.5 billion, represented by recognized leasing liabilities, which have been designated as hedging instruments tagged to USD denominated forecasted revenues over the remaining lease term.

During the three months period ended December 31, 2021 and 2020, the impact of these hedges was Ps.136,102 and Ps.173,784, respectively, which has been presented as part of the total operating revenue. Additionally, during the year ended December 31, 2021 and 2020, the impact of these hedges was Ps.434,522 and Ps.411,222, respectively, which has been presented as part of the total operating revenue.

The second FX strategy consists of designating a hedging relationship by using a portion of USD denominated non-derivative financial assets as hedging instruments, to mitigate the FX variability (MXN/USD) contractually included as a component in the purchase of a portion of future Jet Fuel consumption. For this strategy designated in 2019, a portion of the Jet Fuel consumption over the two following years has been designated as hedged item; while the hedging instrument is represented by USD denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to USD$410 million, which represent a portion of the financial assets denominated in USD.

During the first quarter of 2021, the designated hedging instrument back in 2019 for USD$410 million expired consistent with the same foreign exchange strategy, the Company decided to designate a new hedging relationship,

16

like the one concluded. For this new strategy designated a portion of the Jet Fuel consumption over the two following years has been designated as hedged item; while the hedging instrument is represented by USD denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to USD$350 million, which represent a portion of the financial assets denominated in USD.

As of December 31, 2021, there was not outstanding USD balance designated under this hedging strategy. The outstanding USD balance designated under this hedging strategy as of December 31, 2020 amount to USD$60.5 million , which does represent a portion of the recognized financial assets.

During the three months period ended December 31, 2021 and 2020, the impact of these hedges was Ps.54,719 and Ps.84,234, respectively, which has been presented as part of the total fuel expense. During the year ended December 31, 2021 and 2020, the impact of these hedges was Ps.182,190 and Ps.409,174, respectively, which has been presented as part of the total fuel expense.

Since the hedged items on for both hedging strategies are targeted at mitigating the cash flow variability of highly expected forecasted transactions, these are represented by multiple hedging relationships which do follow the Cash Flow Hedge Accounting Model.

The effective portion of the hedging instrument’s changes in fair value, are taken to the hedge reserve within the OCI, presented as a separate caption within the Company’s Stakeholders Equity, which is in accordance with IFRS 9 criteria.

The amounts recorded in OCI are recycled to profit and loss on a time basis as corresponding USD denominated Income and/or Jet Fuel consumptions do also impact the Company’s operating margin and are presented as adjustments to both operating income and expense, with respect to each FX hedging strategy in a timely matter, as USD denominated income and jet fuel consumption are recognized within operating earnings, hence reflecting a portion of both operating income and expenses amounts, net of both FX Hedging activities.

As of December 31, 2021, as a result of the change in functional currency from the Mexican peso to the US dollar, the Company concluded that these hedging strategies will no longer be effective, for which reason it accounted for the termination of non-derivative financial instruments. Consequently, non-derivative financial instruments in other comprehensive income generated a loss of Ps.2,251 million or US$109 million, which is included in the foreign exchange loss, net.

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”).

The replacement of the USD LIBOR by the Secured Overnight Financing Rate (“SOFR”) the company is taking the necessary measures to adopt the new benchmark rates. Although USD LIBOR was planned to be discontinued by the end of 2021, in November 2020 the ICE Benchmark Administration (“IBA”), the FCA-regulated and authorized administrator of LIBOR, announced that it had started to consult on its intention to cease the publication of certain USD LIBORs after June 2023. As of December 31 2021, it is still unclear when the announcement that will set a date for the termination of the publication of US dollar LIBOR will take place.

The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing agreement, it may be designated as a CFH and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in condensed consolidated unaudited statements of operations.

17

The Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB19) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the “cap” to 10% on the reference rate for the life of the CEBUR (VOLARCB19) and have the same amortization schedule. Thus, the cash flows of the CEBUR (VOLARCB19) are perfectly matched by the hedging instrument.

The cap start date was July 19, 2019, and the maturity date is June 20, 2024, consisting of 59 “caplets”A with the same specifications as the CEBUR (VOLARCB19) coupons for reference rate determination, coupon term, and fair value.

The Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB21L) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR (VOLARCB21L) and have the same amortization schedule. Thus, the cash flows of the CEBUR (VOLARCB21L) are perfectly matched by the hedging instrument.

The cap start date was November 3, 2021, and the maturity date is October 20, 2026, consisting of 59 caplets with the same specifications as the CEBUR (VOLARCB21L) coupons for reference rate determination, coupon term, and fair value.

As of December 31, 2021 and 2020, the Company’s outstanding hedging contracts in the form of interest rate caps with original notional amount of Ps.3.0 billion had fair values of Ps.28,771 and Ps.326, respectively, and is presented as part of the financial assets in the condensed consolidated unaudited statement of financial position.

d) Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings, lease liabilities and derivative contracts. The Company’s off-balance sheet exposure represents the future obligations related to aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding. The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2021
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	3,535,649	Ps.	-	Ps.	3,535,649
Asset backed trust note (“CEBUR”)		500,000		2,250,000		2,750,000

Lease liabilities:
Aircraft, engines, land and buildings leases		5,842,492		43,807,747		49,650,239
Aircraft and engine lease return obligation		451,788		3,436,001		3,887,789
Total	Ps.	10,329,929	Ps.	49,493,748	Ps.	59,823,677

18

	December 31, 2020
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	1,096,543	Ps.	2,554,069	Ps.	3,650,612
Short-term working capital facilities		200,000		-		200,000
Asset backed trust note		250,000		1,250,000		1,500,000

Derivative financial instruments:
Jet fuel Asian Zero-Cost collars options contracts		9,657		-		9,657

Lease liabilities:
Aircraft, engines, land, and buildings leases		6,484,092		37,646,450		44,131,542
Aircraft and engine lease return obligation		86,801		2,417,683		2,504,484
Total	Ps.	8,127,093	Ps.	43,868,202	Ps.	51,995,295

e) Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies. The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts.

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes.

On December 31, 2021, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f) Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2021 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies, or processes for managing capital during the years ended December 31, 2021 and 2020. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

19

7. Fair value measurements

The only financial assets and liabilities measured at fair value after initial recognition are the derivative financial instruments. Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i) In the principal market for the asset or liability, or

(ii) In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is assessed using the course of thought which market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.
•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount						Fair value
	December 31, 2021		December 31, 2020		December 31, 2021		December 31, 2020
Assets
Derivative financial instruments	Ps.	28,771	Ps.	532	Ps.	28,771	Ps.	532

Liabilities
Financial debt		(6,285,649)		(5,350,612)		(6,839,325)		(5,527,332)
Derivative financial instruments		—		(9,657)		—		(9,657)
Total	Ps.	(6,256,878)	Ps.	(5,359,737)	Ps.	(6,810,554)	Ps.	(5,536,457)
20

The following table summarizes the fair value measurements at December 31, 2021:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Interest Rate Cap	Ps.	-	Ps.	28,771	Ps.	-	Ps.	28,771
Liabilities
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(6,839,325)		-		(6,839,325)
Net	Ps.	-	Ps.	(6,810,554)	Ps.	-	Ps.	(6,810,554)

** LIBOR, SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2020:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts *	Ps.	-	Ps.	206	Ps.	-	Ps.	206
Interest Rate Cap		-		326		-		326
Liabilities
Derivatives financial instruments:
Jet fuel Asian Zero-Cost collars options contracts*		-		(9,657)		-		(9,657)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(5,527,332)		-		(5,527,332)
Net	Ps.	-	Ps.	(5,536,457)	Ps.	-	Ps.	(5,536,457)

* Jet fuel forwards levels and LIBOR curve.

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the loss from derivatives financial instruments recognized in the condensed consolidated unaudited statements of operations for the three months ended December 31, 2021 and 2020.

Condensed consolidated unaudited statements of operations

		Three months period ended December 31,
Instrument	Financial statements line	2021		2020
Jet fuel Zero-Cost collars contracts	Fuel	Ps.	-	Ps.	(218,953)
Interest rate cap	Finance cost		(466)		(343)
Total		Ps.	(466)	Ps.	(219,296)

21

The following table summarizes the loss from derivatives financial instruments recognized in the condensed consolidated statements of operations for the year ended December 31, 2021 (unaudited) and 2020 (audited):

Condensed consolidated unaudited statements of operations

		Year ended December 31,
Instrument	Financial statements line	2021		2020
Jet fuel Asian call options contracts	Fuel	Ps.	(12,577)	Ps.	(20,646)
Jet fuel Zero-Cost collars contracts	Fuel		-		(835,884)
Jet fuel Asian call options contracts	Finance cost		-		(12,981)
Jet fuel Zero-Cost collars contracts	Finance cost		-		(435,578)
Interest rate cap	Finance cost		(1,443)		(1,468)
Total		Ps.	(14,020)	Ps.	(1,306,557)

The following table summarizes the net gain CFH before taxes recognized in the condensed consolidated unaudited statements of comprehensive income for the three months period ended December 31, 2021 and 2020:

Condensed consolidated unaudited statements of other comprehensive income

		Three months period ended December 31,
Instrument	Financial statements line		2021		2020
Jet fuel Asian call options	OCI	Ps.	-	Ps.	894
Jet fuel Zero cost collars	OCI		-		419,272
Interest Rate Cap	OCI		(5,797)		(259)
Non derivative financial instruments	OCI		2,042,630		3,687,293
Total		Ps.	2,036,833	Ps.	4,107,200

The following table summarizes the net gain (loss) on CFH before taxes recognized in the condensed consolidated statements of comprehensive income for the year ended December 31, 2021(unaudited) and 2020 (audited):

Condensed consolidated unaudited statements of other comprehensive income

		Year ended December 31,
Instrument	Financial statements line		2021		2020
Jet fuel Asian call options	OCI	Ps.	11,997	Ps.	(11,993)
Jet fuel Zero cost collars	OCI		9,657		(143,224)
Interest Rate Cap	OCI		(2,800)		(900)
Non derivative financial instruments	OCI		1,577,473		(1,591,569)
Total		Ps.	1,596,327	Ps.	(1,747,686)

8. Financial assets and liabilities

At December 31, 2021 and 2020, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

22

a) Financial assets

	December 31, 2021		December 31, 2020
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	-	Ps.	206
Interest rate cap		28,771		326
Total financial assets	Ps.	28,771	Ps.	532

Presented on the consolidated statements of financial position as follows:
Current	Ps.	-	Ps.	206
Non-current	Ps.	28,771	Ps.	326

b) Financial debt

(i)	At December 31, 2021 and 2020, the Company’s short-term and long-term debt consists of the following:

			December 31, 2021		December 31, 2020
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on October 31, 2022, bearing annual interest rate at the three-month LIBOR plus a spread of 260 basis points. The facility is going to be adjusted for the LIBOR replacement by SOFR.	Ps.	3,535,649	Ps.	3,650,612

II.	The Company issued in the Mexico market Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on June 20th, 2024 bearing annual interest rate at TIIE 28 days plus 175 percentage points.		1,250,000		1,500,000

III.	The Company issued in the Mexico market a second tranche of its Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on October 20th, 2026 bearing annual interest rate at TIIE 28 days plus 200 basis points.		1,500,000		-

IV.	In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a spread of 300 basis points.		-		200,000

V.	Amortized transaction costs		(31,408)		(15,542)

VI.	Accrued interest and other financial cost		22,439		19,563
			6,276,680		5,354,633
	Less: Short-term maturities		4,052,859		1,558,884
	Long-term	Ps.	2,223,821	Ps.	3,795,749

TIIE: Mexican interbank rate

23

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest on December 31, 2021:

	Within one year		January 2023- December2023		January2024- December2024		January 2025- onwards		Total
Santander/Bancomext	Ps.	3,552,091	Ps.	-	Ps.	-	Ps	-	3,552,091
CEBUR program		505,997		583,333		750,000		916,667	2,755,997
Total	Ps.	4,058,088	Ps.	583,333	Ps.	750,000	Ps.	916,667	6,308,088

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

(i)	Incur debt above a specified debt basket unless certain financial ratios are met.
(ii)	Create liens.
(iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
(iv)	Dispose of certain assets.
(v)	Declare and pay dividends or make any distribution on the Company’s share capital unless certain financial ratios are met.

At December 31, 2021 and 2020, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (CIBanco, S.A. (previously Deutsche Bank Mexico, S.A. Trust 1710 and 1711)).

The “Santander/Bancomext” loan agreement for pre-delivery payments is going to be adjusted for the LIBOR replacement for SOFR.

On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 CEBUR under the ticket VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos through the Irrevocable Trust number CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos.

The notes have a five-year maturity annual reduction of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus with a 175 percentage points. The notes start amortizing at the end of the second year.

On October 13, 2021, the Company, through its subsidiary Concesionaria issued in the Mexico market a second issuance of 15,000,000 asset backed trust notes under the ticket VOLARCB21L for Ps.1.5 billion Mexican pesos through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos. With this second issuance the total amount approved for the program has been reached.

The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). Which has Sustainability Objectives (SPT) for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030.

24

A feature of the asset backed trust notes is that they will pay an additional twenty-five (25) basis points to the interest rate if the sustainability goals are not met, with the possibility of mitigating the additional rate if the 2023 or 2024 targets are met.

The notes have a five-year maturity annual reduction of Ps.83,333, Ps.500,000, Ps.500,000 and Ps.416,667 in 2023, 2024, 2025 and 2026, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus with a 200 basis points. The notes start amortizing at the end of the second year.

The asset backed trust notes structure operate on specific rules and provide a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next 6 months of debt service. In general, not retention of funds exists if the ratio exceeds 2.5 times. Amortization on the asset backed trust notes begins in July of 2021 for the first issuance and the second issuance will begin in October of 2023. In addition, early amortization applies if:

i)	The Debt Coverage Ratio is less than 1.75x on any of the determination dates;
ii)	An event of retention is not cover in a period of 90 consecutive days;
iii)	The debt service reserve account of any series maintains on deposit an amount less than the required balance of the debt service reserve account for a period that includes two or more consecutive payment methods;
iv)	Insolvency event of Concesionaria;
v)	The update of a new insolvency event in relation to the Concesionaria Vuela;
vi)	Updating a new event of default.

In December 2021, the Company renewed the working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 240 basis points. As of December 31, 2021, the company paid the dispositions made during the year, therefore, it does not have a balance pending settlement.

The “Sabadell” working capital facility has the following covenant:

i) Joint obligor (Concesionaria) must represent 85% of EBITDA of the holding.

At December 31, 2021 and 2020, the Company was in compliance with the covenants under the terms and conditions of the asset backed trusted notes and short-term working capital facilities.

c) Other financial liabilities

At December 31, 2021 and 2020, the derivative financial instruments designated as CFH from the Company are summarized in the following table:

Derivative financial instruments designated as CFH (effective portion recognized within OCI):	December 31, 2021		December 31, 2020
Zero cost collar options	Ps.	-	Ps.	9,657
Total financial liabilities	Ps.	-	Ps.	9,657
Presented on the consolidated statements of financial position as follows:
Current	Ps.	-	Ps.	9,657
Non-current	Ps.	-	Ps.	-

25

 9. Cash and cash equivalents

An analysis of this caption is as follows:

	December 31,		December 31,
	2021		2020
Cash in Banks	Ps.	9,543,860	Ps.	6,907,295
Short-term investments		5,558,131		3,068,618
Cash on hand		5,470		36,432
Restricted funds held in trust related to debt service reserves		147,415		91,040
Total cash and cash equivalents	Ps.	15,254,876	Ps.	10,103,385

As of December 31, 2021 and , 2020, the Company recorded a portion of advance ticket sales by an amount of Ps.147,415 and Ps.91,040 as a restricted fund. The restricted funds held in Trust are used to constitute the debt service reserves and cannot be used for purposes other than those established in the contract of the Trust.

10. Related parties

a)	An analysis of balances due from/to related parties at December 31, 2021 and 2020 is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

Due from:	Type of transaction	Country of origin		December 31, 2021		December 31, 2020	Terms
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	Ps.	95,951	Ps.	72,629	30 days
			Ps.	95,951	Ps.	72,629

Due to:
Grupo Aeroportuario del Centro Norte (“OMA”)	Airport Services	Mexico	Ps.	199,393	Ps.	80,681	30 days
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	Mexico		9,373		4,823	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft maintenance and technical support	El Salvador		8,295		39,284	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		42		39	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		-		166	30 days
			Ps.	217,103	Ps.	124,993

As of December 31, 2021 and 2020, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b)	During the three months period ended December 31, 2021 and 2020, the Company had the following transactions with related parties:

		Three months period ended December 31,
Related party transactions	Country of origin		2021		2020
Revenues:
Transactions with affiliates
Frontier Airlines Inc.
Code-share	USA	Ps.	79	Ps.	41,458
Expenses:
Transactions with affiliates
Grupo Aeroportuario del Centro Norte
Airport services	Mexico	Ps.	38,831	Ps.	18,355
Chevez, Ruiz, Zamarripa y Cía, S.C.	Mexico
Professional fees			1,415		4,823

26

Aeromantenimiento, S.A.
Aircraft maintenance	El Salvador	1,252	64,922
Technical support	El Salvador	356	940
Servprot, S.A. de C.V.
Security services	Mexico	896	817
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico	-	5,087

c)	During the year ended December 31, 2021 and 2020, the Company had the following transactions with related parties:

		Year ended December 31,
Related party transactions	Country of origin		2021		2020
Revenues:
Transactions with affiliates
Frontier Airlines Inc.
Code-share	USA	Ps.	71,210	Ps.	148,964
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft maintenance	El Salvador	Ps.	160,632	Ps.	239,118
Technical support	El Salvador		2,882		3,945
Grupo Aeroportuario del Centro Norte
Airport services	Mexico		133,296		32,193
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		4,798		4,823
Servprot, S.A. de C.V. Security services	Mexico		3,531		3,464
Onelink, S.A. de C.V.
Call center fees	Mexico/El Salvador		-		73,167
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		-		5,582

d)	Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena Mejicano, the Company’s President and Chief Executive Officer and director is shareholder of such company. Servprot provides security services for Mr. Beltranena and his family. As of December 31, 2021 and 2020, the Company did not have net balance with Servprot.

During the three months period ended December 31, 2021 and 2020 the Company expensed Ps.896 and Ps.817, respectively, for this concept. During the years ended December 31, 2021 and 2020 the Company expensed Ps.3,531 and Ps.3,464, respectively, for this concept.

e)	Aeroman

Aeroman is a related party, because Marco Baldocchi a member of the board of the Company’s board of directors is an alternate director of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017. This agreement provides that the Company must use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5 years term. As of December 31, 2021 and 2020, the balances due under the agreement with Aeroman were Ps.8,295 and Ps.39,284, respectively.

During the three months period ended December 31, 2021 and 2020, the Company incurred expenses in aircraft, and technical support under this agreement amounted to Ps.1,608 and Ps.65,862, respectively. During the year ended December 31, 2021 and 2020, the Company incurred expenses in aircraft and technical support under this agreement amounted to Ps.163,514 and Ps.243,063, respectively.

27

f)	Mijares, Angoitia, Cortés y Fuentes

Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of MACF provides legal services to us. As of December 31, 2021, the Company did not have net balance with MACF and December 31, 2020, the balance due for the services provided with MACF was Ps.166.

During the three months period and the year ended December 31, 2021, the Company did not have expense transactions with this related party, respectively. During the three months and the year ended December 31, 2020, the Company recognize expense transactions with this related party of Ps.5,087 and Ps.5,582, respectively.

g)	Frontier

 Frontier is a related party because Mr. William A. Franke and Brian H. Franke are members of the board of the Company and Frontier as well as Indigo Partners, the latest has investments in both Companies. As of December 31, 2021 and 2020, the accounts receivable from Frontier were Ps.95,951 and Ps.72,629, respectively. Additionally, as of December 31, 2021 and 2020, the account payable was Ps.42 and Ps.39, respectively.

During the three months period ended December 31, 2021 and 2020, the Company recognized revenue under this agreement of Ps.79 and Ps.41,458, respectively. During the year ended December 31, 2021 and 2020, the Company recognized revenue under this agreement of Ps.71,210 and Ps.148,964, respectively.

h)	OneLink

OneLink S.A. de C.V. (“Onelink”) was a related party until December 31, 2017, because Marco Baldocchi, a member of the board, was a director of Onelink. As of October 24, 2019 and until June 30, 2020 Onelink, Holdings, S.A. (“Onelink Holdings”) and its subsidiary Onelink were related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, a former alternate board member of Onelink Holdings, became an alternate Director of the Company. Pursuant to this agreement, Onelink received calls from the customers to book flights and provides customers with information about fares, schedules and availability. As of December 31, 2021 and 2020, did not recognize any accounts receivable and account payable with this related party.

During the three months period and the year ended December 31, 2021, the Company did not recognize any revenue and expense transactions with this related party. During the three months period ended December 31,2020, the Company did not recognize any revenue and expense transactions with this related party. During the year ended December 31, 2020, the Company expensed Ps. 73,167.

i)	Grupo Aeroportuario del Centro Norte (“OMA”)

On April 22, 2020, Grupo Aeroportuario del Centro Norte (“OMA”) became a related party because Mrs. Guadalupe Phillips Margain is an independent member of the board of directors the Company and member of the board of directors of OMA. Mr. Ricardo Maldonado Yañez is also an independent member of the board of directors of the Company and OMA. As of December 31, 2021 and 2020, the account payable with OMA was Ps.199,393 and Ps.80,681, respectively.

During the three months period ended December 31, 2021 and 2020 the Company recognized expenses with OMA of Ps.38,831 and Ps.18,355. During the year ended December 31, 2021 and 2020, the Company recognized expenses with OMA of Ps.133,296 and Ps.32,193.

j)	Chevez, Ruiz, Zamarripa y Cia, S.C

 Chevez, Ruiz, Zamarripa y Cia, S.C. (“Chevez”) is a related party because Mr. José Luis Fernández Fernández is an independent member of the board of directors, as well as the chairman of the Audit and Corporate Governance Committee of the Company and non-managing partner of Chevez. Chevez provides tax advisory services to us. As of December 31, 2021 and 2020, the account payable with Chevez was Ps.9,373 and Ps.4,823, respectively.

28

During the three months period and year ended December 31, 2021 and 2020 the Company recognized expenses with Chevez of Ps. 1,415 and Ps.4,823, respectively. During the year ended December 31, 2021 and 2020, the Company recognized expenses with Chevez of Ps.4,798 and Ps.4,823.

k)	Directors and officers

During the three months period ended December 31, 2021 and 2020, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.176,791 and Ps.119,951, respectively. During the year ended December 31, 2021 and 2020, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.383,838 and Ps. 253,681, respectively.

During the three months period ended December 31, 2021 and 2020, the chairman and the independent members of the Company’s board of directors received a net compensation of Ps.3,237 and Ps.1,328 respectively, and the rest of the directors received a net compensation of Ps.988 and Ps.89, respectively. During the year ended December 31, 2021 and 2020, the chairman and the independent members of the Company’s board of directors received a net compensation of Ps.12,598 and Ps.5,762 respectively, and the rest of the directors received a net compensation of Ps.3,620 and Ps.3,692, respectively.

11. Inventories

An analysis of inventories on December 31, 2021 and 2020 is as follows:

	December 31, 2021		December 31,2020
Spare parts and accessories of flight equipment	Ps.	296,345	Ps.	271,454
Miscellaneous supplies		-		7,505
	Ps.	296,345	Ps.	278,959

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. For the three months period as of December 31, 2021 and 2020, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.92,029 and Ps.65,351, respectively. During the year as of December 31, 2021 and 2020, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.312,462 and Ps.234,691, respectively.

12. Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

For the year ended December 31, 2021 and 2020, the Company acquired rotable spare parts, furniture, and equipment by an amount of Ps.3,774,799 and Ps.3,376,576 respectively.

Rotable spare parts, furniture and equipment by Ps.1,249,705 and Ps.3,433,543, were disposed for the year ended December 31, 2021 and 2020, respectively. These amounts included reimbursements of pre-delivery payments for aircraft acquisition of Ps.885,855 and Ps.1,710,338, respectively.

On 2021, the Company acquired two NEO spare engines (based on the terms of the Pratt & Whitney purchase agreement FMP), which were accounted for a cost for a total amount of Ps.394,254 (US$ 19,082). This transaction did not generate any gain or loses in our condensed consolidated unaudited statements of operations. The Company had identified the major components as separate parts at their respective cost. These major components of the engine are presented as part of the engine and depreciated over their useful life.

29

b) Depreciation expense

Depreciation expense for the three months period ended December 31, 2021 and 2020 was Ps.355,907 and Ps.223,767, respectively. Depreciation expense for the year ended December 31, 2021 and 2020 was Ps.1,022,012 and Ps.797,827, respectively. Depreciation charges for the period are recognized as a component of operating expenses in the condensed consolidated unaudited statements of operations.

13. Intangible assets, net

a) Acquisitions

For the year ended December 31, 2021 and 2020, the Company acquired intangible assets by an amount of Ps.204,095 and Ps.124,724, respectively.

b) Amortization expense

Software amortization expense for the three months period ended December 31, 2021 and 2020 was Ps.34,365 and Ps.24,916, respectively. Software amortization expense for the year ended December 31, 2021 and 2020 was Ps.137,212 and Ps. 100,618, respectively. These amounts were recognized in depreciation and amortization in the condensed consolidated unaudited statements of operations.

14. Leases

The most significant leases are as follows:

Aircraft and engines represent the Company´s most significant lease agreements. On December 31, 2021 and 2020, the Company leases 100 aircraft (85 as of December 31, 2020) and 20 spare engines (18 as of December 31, 2020) that have maximum terms through 2033. The leases are generally guaranteed by either deposit in cash or letters of credits.

Composition of the fleet and spare engines leases*:

Aircraft Type	Model	At December 31, 2021	At December 31, 2020
A319	132	3	3
A319	133	2	2
A320	233	39	39
A320	232	1	1
A320NEO	271N	39	24
A321	231	10	10
A321NEO	271N	6	6
		100	85

Engine spare Type	Model	At December 31, 2021	At December 31, 2020
V2500	V2524-A5	2	2
V2500	V2527M-A5	3	3
V2500	V2527E-A5	5	5
V2500	V2527-A5	4	2
PW1100	PW1127G-JM	5	5
PW1100	PW1133G-JM	1	1
		20	18

30

*Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the three months period ended December 31, 2021, the Company added seven new leased aircraft to its fleet (two A320 NEO acquired through a sale and leaseback transaction under our existing Airbus purchase agreement and five A320 NEO obtained directly from the lessor´s aircraft order book). All the aircraft incorporated through the lessor´s aircraft order book were not subject to sale and leaseback transactions.

During the year ended December 31, 2021, the Company added fifteen new leased aircraft to its fleet (five A320 NEO´s acquired through sale and leaseback transactions under our existing Airbus purchase agreement and ten A320 NEO obtained directly from the lessor´s aircraft order book). Also, the Company extended the lease term of thirteen A320CEO (effective from 2022, 2023 and 2025) and two A319CEO (effective from 2021). All the aircraft incorporated through the lessor´s aircraft order book were not subject to sale and leaseback transactions.

During the three months period ended December 31, 2020, the Company entered into Aircraft sale and leaseback transactions of three new aircraft A320 NEO and also returned one aircraft A319CEO to its Lessor.

During the year ended December 31, 2020, the Company entered into Aircraft sale and leaseback transactions of seven new aircraft A320 NEO and also returned three aircraft to their respective lessors (two aircraft A319CEO and one aircraft A320CEO).

During the year ended December 31, 2021, the Company also incorporated two CEO spare engines. Such leases were not subject to sale and leaseback transactions. Also, the Company extended the lease term of three spare engines (two of them effective from February 2021 and the other from October 2021).

During the year ended December 31, 2020, the Company also incorporated two NEO spare engines (based on the terms of the Pratt & Whitney purchase agreement FMP) and two CEO spares to its fleet. These four engines were subject to sale and leaseback transactions and their respective lease agreements were accounted as leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Aircraft leases		Spare engine leases		Land and building leases		Total
As of December 31, 2020	Ps.	33,406,490	Ps.	829,200	Ps.	80,527	Ps.	34,316,217
Additions		8,869,694		59,374		281,790		9,210,858
Modifications		1,221,718		42,267		140,514		1,404,499
Disposals		—		—		(5,536)		(5,536)
Foreign exchange effect		—		—		(5)		(5)
Depreciation on right of use assets		(5,124,774)		(235,732)		(102,119)		(5,462,625)
As of December 31, 2021	Ps.	38,373,128	Ps.	695,109	Ps.	395,171	Ps.	39,463,408

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2021		2020
As of January 1st	Ps.	44,130,542	Ps.	40,517,045
Additions		9,411,524		5,572,764
Modifications		1,370,795		—
Disposals		(5,898)		(231,566)
Accretion of interest		2,582,391		2,218,982
Foreign exchange effect		1,469,369		2,163,886
Payments		(9,308,484)		(6,110,569)
Balances at the end of the reporting period	Ps.	49,650,239	Ps.	44,130,542
Current	Ps.	5,842,492	Ps.	6,484,092
Non-current	Ps.	43,807,747	Ps.	37,646,450

31

The following are the amounts recognized in profit or loss for the three months period ended December 31, 2021 and 2020:

	Three months period ended December 31,
	2021		2020
Depreciation of right-of-use assets	Ps.	(1,432,830)	Ps.	(1,297,018)
Interest expense on lease liabilities and aircraft and engine lease return obligation		(799,253)		(604,856)
Aircraft and engine variable expenses		(305,899)		(507,381)
Total amount recognized in profit or loss	Ps.	(2,537,982)	Ps.	(2,409,255)

The Company had total cash outflows for leases for the three months period ended December 31, 2021 of Ps. 2,555,732 (Ps. 1,760,768 as of December 31, 2020).

The following are the amounts recognized in profit or loss for the year ended December 31, 2021 and 2020:

	Year ended December 31,
	2021		2020
Depreciation of right-of-use assets	Ps.	(5,462,625)	Ps.	(5,048,976)
Interest expense on lease liabilities and aircraft and engine lease return obligation		(2,603,820)		(2,350,250)
Aircraft and engine variable expenses		(1,686,875)		(1,845,254)
Total amount recognized in profit or loss	Ps.	(9,753,320)	Ps.	(9,244,480)

The Company had total cash outflows for leases for the years ended December 31, 2021 of Ps.9,308,477 (Ps.6,110,569 as of December 31, 2020).

i) Return obligations.

For the three months period ended December 31, 2021 and 2020, the Company expensed as supplemental rent Ps.331,561 and Ps.349,717, respectively. For the years ended December 31, 2021 and 2020, the Company expensed as supplemental rent Ps.1,131,107 and Ps.1,428,179, respectively.

15. Equity

As of December 31, 2021, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	1,108,452,326	1,108,462,804
Series B shares (1)	13,702	57,500,171	57,513,873
	24,180	1,165,952,497	1,165,976,677
Treasury shares	—	(9,904,197)	(9,904,197	)(1)
	24,180	1,156,048,300	1,156,072,480

(1) The number of forfeited shares as of December 31, 2021 were 551,732, which are include in treasury shares.

As of December 31, 2020, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

32

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	1,077,914,326	1,077,924,804
Series B shares (1)	13,702	88,038,171	88,051,873
	24,180	1,165,952,497	1,165,976,677
Treasury shares	—	(19,020,202)	(19,020,202	)(1)
	24,180	1,146,932,295	1,146,956,475

(1) The number of forfeited shares as of December 31, 2020 were 327,217, which are include in treasury shares.

On December 20, 2021, one of the Company´s shareholders concluded the conversion of 30’538,000 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

On December 11, 2020, Controladora Vuela Compañía de Aviación, S.A.B. de C.V announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of USD$.11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company. The Company currently intends to use the net proceeds of approximately USD$.164,419,000 (after the deduction of the underwriters´ commission and expenses payable by the Company) from the offering for general corporate purposes. The increase in capital stock amounts of Ps.3,272,832.

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution.

The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

As of December 31, 2021 and 2020, the Company did not declare any dividends.

a) Earnings (loss) per share

Basic earnings (loss) per share (“EPS” or “LPS”) amounts are calculated by dividing the net earnings (loss) for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS (LPS) amounts are calculated by dividing the earnings (loss) attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted (loss) earnings per share for the three months period ended December 31, 2021 and 2020:

33

	Three months period ended December 31,
	2021		2020
Net (loss) income for the period	Ps.	(199,692)	Ps.	897,066
Weighted average number of shares outstanding (in thousands):
Basic		1,165,977		1,050,402
Diluted		1,165,977		1,050,402
(LPS) EPS:
Basic		(0.171)		0.854
Diluted		(0.171)		0.854

The following table shows the calculations of the basic and diluted earnings (loss) per share for the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021		2020
Net income (loss) for the period	Ps.	2,120,551	Ps.	(4,293,791)
Weighted average number of shares outstanding (in thousands):
Basic		1,165,977		1,021,561
Diluted		1,165,977		1,021,561
EPS (LPS):
Basic		1.819		(4.203)
Diluted		1.819		(4.203)

16. Income tax

The Company calculates the period income tax (expense) benefit using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax (expense) benefit in the interim condensed statement of operations are:

Consolidated statement of operations

	For the three months period ended December 31,
	2021		2020
Deferred income tax benefit (expense)	Ps.	748,265	Ps.	(374,741)
Current income tax expense		(347,803)		(90,609)
Total income tax benefit (expense)	Ps.	400,462	Ps.	(465,350)

The Company’s effective tax rate during the three months period ended December 31, 2021 and 2020 was 67% and 34% respectively.

	Year ended December 31,
	2021		2020
Deferred income tax (expense) benefit	Ps.	(246,125)	Ps.	1,496,793
Current income tax expense		(347,803)		(90,609)
Total income tax (expense) benefit	Ps.	(593,928)	Ps.	1,406,184

The Company’s effective tax rate during the years ended December 31, 2021 and 2020 was 22% and 25% respectively.

34

17. Commitments and contingencies

Aircraft related commitments and financing arrangements.

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos. (1)
2022	USD$	114,563	Ps.	2,358,108
2023		314,660		6,476,797
2024		903,776		18,602,869
2025		981,657		20,205,930
2026 and thereafter		4,362,996		89,805,726
	USD$	6,677,652	Ps.	137,449,430

(1) Using the exchange rate as of December 31, 2021 of Ps.20.5835.

All aircraft acquired by the Company through the Airbus purchase agreement on December 31, 2021 and 2020, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next three years. The estimated proceeds from these commitments are as follows:

	Aircraft sale prices estimated
	in U.S. dollars		in Mexican pesos (1)
2022	USD$	705,500	Ps.	14,521,659
2023		108,000		2,223,018
	USD$	813,500	Ps.	16,744,677

(1) Using the exchange rate as of December 31, 2021 of Ps.20.5835.

 The future lease payments for these non-cancellable contracts are as follows:

	Aircraft leases
	in U.S. dollars		in Mexican pesos (1)
2022	USD$	40,589	Ps.	835,464
2023		75,098		1,545,780
2024		79,244		1,631,119
2025		79,244		1,631,119
2026 and thereafter		676,748		13,929,842
	USD$	950,923	Ps.	19,573,324

(1) Using the exchange rate as of December 31, 2021 of Ps.20.5835.

Purchase of additional A320 New Engine Option (“NEO”) family aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of additional 80 A320NEO family aircraft to be delivered from 2022 to 2026, which was further amended in July 2020 to reschedule the deliveries between 2023 and 2028. Additionally, in November 2021 the Company entered into a new amendment to the referred agreement to purchase 39 additional A320 New Engine Option Family Aircraft to be

35

delivered between 2023 and 2029, all to support the Company’s targeted growth markets in Mexico, United States, Central America y South America.

Litigation

Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

18. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months ended December 31,
	2021		2020
Operating revenues:
Domestic (Mexico)	Ps.	11,111,307	Ps.	6,339,807
International:
United States of America, Central America and South America(1)		2,978,485		1,919,541
Non-derivative financial instruments		(136,102)		(173,784)
Total operating revenues	Ps.	13,953,690	Ps.	8,085,564

(1)	For the three months ended December 31, 2021, the total revenue from international customers increased of Ps.1,059 compared to the same quarter of year 2020.

	Year ended December 31,
	2021		2020
Operating revenues:
Domestic (Mexico)	Ps.	33,754,354	Ps.	16,572,198
International:
United States of America, Central America and South America(1)		11,342,307		5,998,615
Non-derivative financial instruments		(434,522)		(411,222)
Total operating revenues	Ps.	44,662,139	Ps.	22,159,591

(1)	For the year ended December 31, 2021, the total revenue from international customers increased of Ps.5,344 compared to the year ended December 31, 2020.

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

19. Subsequent events

No material subsequent events were recorded as of February 24, 2022.

36

List of accounting policies

b) Basis of preparation

Statement of compliance

The condensed consolidated unaudited interim financial statements, which include the condensed consolidated unaudited interim statements of financial position as of December 31, 2021 (unaudited) and December 31, 2020 (audited) and the condensed consolidated unaudited interim statements of operations, comprehensive income, for each of the three months as of December 31, 2021 and 2020 (unaudited) and the years ended December 31, 2021(unaudited) and 2020 (audited) changes in equity and cash flows for each of the years ended December 31, 2021(unaudited) and 2020 (audited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The condensed consolidated unaudited interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2020 and 2019 (audited).

Items included in the unaudited condensed consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The presentation currency of the Company’s condensed consolidated unaudited interim financial statements is the Mexican peso, which is used also for compliance with its legal obligations. All values in the condensed consolidated unaudited interim financial statements are rounded to the nearest thousand (Ps.000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these annual financial statements and provide comparative information in respect of the previous period.

c) Basis of measurement and presentation

The accompanying condensed consolidated unaudited interim financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value.

The preparation of the condensed consolidated unaudited interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

d) Basis of consolidation

The accompanying condensed consolidated unaudited interim financial statements comprise the financial statements of the Company and its subsidiaries. On December 31, 2021(unaudited) and December 31, 2020 (audited), for accounting purposes the companies included in the condensed consolidated unaudited interim financial statements are as follows:

			% Equity interest
Name	Principal Activities	Country	December 31, 2021	December 31, 2020
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”) (3)	Recruitment and payroll	Mexico	-	100%
37

Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) **	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala 100%		-
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso 1710(1)	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso 1711(2)	Pre-delivery payments financing	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	100%

*The Companies have not started operations yet in Guatemala

**The Company has not started operations yet

(1) With effect from October 16, 2020, the Successor of the Trust 1710 was changed from Deutsche Bank México, S.A. to CIBanco, S.A., Institución de Banca Múltiple.

(2) With effect from October 16, 2020, the Successor of the Trust 1711 was changed from Deutsche Bank México, S.A. to CIBanco, S.A., Institución de Banca Múltiple.

(3) With effect from August 31,2021, the Company merged with Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
ii)	Exposure, or rights, to variable returns from its involvement with the investee.
iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i)	The contractual arrangement with the other vote holders of the investee.
ii)	Rights arising from other contractual arrangements, and
iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the condensed consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full on consolidation in the condensed consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

e) Revenue recognition

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

38

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue”. Once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

The Company also classifies as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided.

The Company sells certain tickets with connecting flights with one or more segments operated by its other airline partner. For segments operated by its other airline partners, the Company has determined that it is acting as an agent on behalf of the other airlines as they are responsible for their portion of the contract (i.e., transportation of the passenger). The Company, as the agent, recognizes revenue within Other operating revenue at the time of the travel for the net amount retained by the Company for any segments flown by other airlines.

Non-passenger revenues:

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of hotel reservations, trip insurance, rental cars and advertising spaces to third parties. They are recognized as revenue at the time the service is provided.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers. No changes were identified under this analysis as the Company is agent for those services provided by third parties.

Code-share agreement

On January 16, 2018, the Company and Frontier Airlines (herein after Frontier) entered into a code-share operations agreement, which started operations in September 2018.

Through this alliance, the Company´s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers can buy a ticket throughout any of Frontier’s actual destinations; and Frontier customers gain first-time access to new destinations in Mexico through Volaris presence in Mexican airports.

Tickets from Frontier can be purchased directly from the Volaris’ website. The airline that provides the transportation recognize the revenue when the service is provided.

Other considerations analyzed as part of revenue from contracts with customers

All revenues offered by the Company including sales of tickets for future flights, other passenger related services and non-passenger revenue must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

39

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronic transactions. The Company does not incur any additional costs to obtain and fulfill a contract that is eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours. The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses, or other variable considerations subsequent to the purchase that could modify the amount of the transaction price.

The Company´s tickets are non-refundable. However, if the Company cancels a flight for causes attributable to the airline, including as a result of the COVID-19 pandemic, then the passenger is entitled to either move their flight at no cost, receive a refund or a voucher. No revenue is recognized until either the voucher is redeemed, and the associate flight occurs, or the voucher expires. When vouchers issued exceed the amount of the original amount paid by the passenger the excess is recorded as reduction of the operating revenues. All of the Company´s revenues related to future services are rendered through an approximate period of 12 months.

f) Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purposes of the condensed consolidated unaudited statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements doesn’t have significant cash reserve requirements.

g) Financial instruments -initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i) Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9, which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Financial assets at fair value through OCI with recycling of cumulative gains and losses.
40

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset; or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii) Impairment of financial assets

The Company assesses at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is credit - impaired. A financial asset is credit- impaired when one or more events have occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence that a financial asset is credit - impaired may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For trade receivables, the Company applies a simplified approach in calculating expected credit losses (ECLs). Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

41

Financial liabilities at amortized cost

Accounts payable, are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method (EIR). Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the condensed consolidated unaudited statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

The difference in the respective carrying amounts is recognized in the condensed consolidated unaudited statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the condensed consolidated unaudited statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and
(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

h) Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

i) Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification and expensed when used in operations. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. The cost of inventories is determined based on the specific identification method and is recorded as an expense as it is used in operations.

42

j) Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

Acquired software cost is amortized on a straight-line basis over its useful life. Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight line basis over the term of the contract. Amortization expense is recognized in the condensed consolidated unaudited statements of operations.

k) Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Deposits for flight equipment maintenance paid to lessors

Most of the Company's lease contracts stipulate the obligation to pay maintenance deposits to aircraft lessors, in order to guarantee major maintenance work.

These lease agreements establish that maintenance deposits are reimbursable to the Company at the time the major maintenance event is concluded for an amount equal to: (i) the maintenance deposit held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all major maintenance deposits are generally calculated based on the use of leased aircraft and engines (flight hours or operating cycles). The sole purpose of these deposits is to guarantee to the lessor the execution of maintenance work on the aircraft and engines.

Maintenance deposits that the Company expects to recover from lessors are presented as security deposits in the consolidated statement of financial position. These deposits are registered as a monetary asset and are revalued to record changes in foreign currency in each reporting period.

According to the term of the lease, in each contract it is evaluated whether major maintenance of the leased aircraft and engines is expected to be carried out; In the event that major maintenance is not expected to be performed on its own account, it is recorded as a variable lease payment, since it represents part of the use of the leased goods and is determined based on time or flight cycles.

43

When modifications are made to the contracts that entail an extension of the lease term, said maintenance deposits can be converted into recoverable deposits; in that case, to the date of modification of the agreement. Deposits are considered a recoverable asset that is recognized as a decrease in the expense recognized for variable leases.

Certain other aircraft lease agreements do not require the obligation to pay maintenance deposits in advance to lessors to guarantee important maintenance activities; therefore, the Company does not record or make payments for guarantee deposits with respect to these aircrafts. However, some of these lease agreements include the obligation to make maintenance adjustment payments to lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be performed before the termination of the lease; for such agreements, the Company accumulates a liability related to the amount of the costs that will be incurred at the end of the lease, since no maintenance deposits have been made.

l) Aircraft and engine maintenance

The Company is required to conduct various levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. These type of maintenance events are currently serviced by Company mechanics and are primarily completed at the main airports that the Company currently serves.

All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consists of a series of more complex tasks that can take up to six weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance, major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated time of usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil- AFAC) mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the condensed consolidated unaudited statements of operations.

The Company has an engine flight hour agreement (component repair agreement), that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the condensed consolidated unaudited statements of operations.

44

m) Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items (major components) of spare engine parts.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft. The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:

Annual depreciation rate
Flight equipment	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives of these assets and any changes are accounted for prospectively.

The Company identified one Cash Generating Unit (CGU), which includes the entire aircraft fleet and flight equipment. The Company assesses at each reporting date, whether there is an objective evidence that rotable spare parts, furniture and equipment and right of use asset are impaired in the CGU. The Company records impairment charges on rotable spare parts, furniture, equipment and right of use assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

For the years ended December 31, 2021 and 2020, the Company performed its annual impairment test. The recoverable amount of the CGU was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management, covering a five-year period. The projected cash flows have been updated to reflect the future operating cashflows. It was concluded that the carrying amount of the CGU did not exceed the value in use.

45

n) Foreign currency transactions and exchange differences

The Company’s condensed consolidated financial statements are presented in Mexican pesos, which is the reporting currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies different from its functional currency, are translated into their functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.
•	All monetary assets and liabilities are translated into the functional currency at the exchange rate at the consolidated statement of financial reporting date.
•	All non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.

•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

The Company's consolidated financial statements are presented in Mexican pesos. Assets and liabilities from foreign subsidiaries are converted from the functional currency to the presentation currency at the exchange rate on the reporting date; revenues and expenses are translated at the average exchange rate on the dates of the transactions.

The differences resulting from the functional currency translation to the reporting currency are recognized in the OCI.

o) Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

p) Employee benefits

i) Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and , Contingent Assets, and involves the payment of termination benefits.

46

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

iii) Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2021. Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment.

v) Long-term incentive plan (“LTIP”) and long-term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Shared based payments”. This incentive plan has been granting annual extensions in the same terms from the original granted in 2014.

During 2020, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company's shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi) Share-based payments

a) LTIP

- Share purchase plan (equity-settled)

47

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

b) Management incentive plan (“MIP”)

- MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period. The total cost of this plan has been totally recognized during the required service period.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

c) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a four year-period with an exercise share price at Ps.16.12, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

vii) Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The employee profit sharing is presented as an operating expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulation.

48

q) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities for payments to be made under the lease term and right-of-use assets representing the right to use the underlying assets.

i) Right-of-use assets

The Company recognize right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset to the condition required by the terms and conditions of the lease, and lease payments made at or before the commencement date less any lease incentives received.

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remining lease term and the estimated useful lives of the assets, as follows:

Aircraft and engines	up to 18 years
Spare engines	up to 18 years
Buildings leases	one to ten years
Maintenance component	up to eight years

ii) Lease Liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

The short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

For the year ended December 31, 2021 and 2020, there were no impairment charges recorded in respect of the company right-of-use asset.

iii) Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

49

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the Statement of Operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, then the Company adjusts the difference to measure the sale proceeds at fair value and accounts for any below-market terms as a prepayment of lease payments an any above-market terms as additional financing provided by the buyer-lessor to the seller-lessee.

First, the sale and leaseback transactions are analyzed within the scope of IFRS 15 - Revenue from Contracts with Customers, in order to verify whether the performance obligation has been satisfied and, therefore, are accounted for the sale of the asset.  If this requirement is not met, it is a financing with the asset given as collateral. If the requirements related to the performance obligation established in IFRS 15 are met, the Company measures an asset for right of use that arises from the sale transaction with subsequent lease in proportion to the book value of the asset related to the right-of-use assets retained by the Company.  Consequently, only the gains or losses related to the rights transferred to the lessor-buyer are recognized.

iv) Return obligations

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable lease expenses and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed.

r) Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

s) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

50

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Income taxes are computed based on tax laws approved in Mexico, Costa Rica, Guatemala and El Salvador at the date of the consolidated statement of financial position.

t) Derivative and non-derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments and non-derivative financial instrument.

In accordance with IFRS 9, derivative financial instruments and non-derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

51

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also are recognized in income.

u) Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

v) Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital. Share-based payment options exercised during the reporting period are settled with treasury shares.

w) Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America, Central America and South America).

x) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

52

Volaris Reports Financial Results

for the Fourth Quarter and Full Year 2021

Mexico City, Mexico, February 24th, 2022 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost airline serving Mexico, the United States of America, Central and South America, today announces its financial results for the fourth quarter and full year 2021[1].

Fourth Quarter 2021 Highlights

(All metrics are compared to 4Q 2019 unless otherwise noted)

Volaris, due to its disciplined growth strategy, reported double-digit growth in revenue and EBITDAR in the fourth quarter, built a strong liquidity position and improved its balance sheet.

■	Total operating revenue of Ps.13,954 million, a 43% increase. Total revenue per available seat mile (TRASM) increased 13% to Ps.176 cents.
■	Operating expenses of Ps.10,922 million, a 41% increase. Operating expenses per available seat mile (CASM) increased 3% to US$6.60 cents, while CASM ex-fuel grew 3% to US$4.08 cents.
■	Net loss of Ps.200 million, impacted by a one-off, non-cash accounting charge of Ps.2,251 million (US$109 million) related to the termination of a non-derivative financial instrument as a result of the change in the functional currency. Earnings per share of negative Ps.0.17 and earnings per ADS of negative US$0.08.
■	Adjusted net income (excluding the one-off, non-cash accounting charge related to the termination of a non-derivative financial instrument) of Ps.1,559 million, a 21% increase. Adjusted earnings per share of Ps.1.34 and adjusted earnings per ADS of US$0.65.
■	EBITDAR of Ps.5,161 million, a 45% increase, with an EBITDAR margin of 37.0%, an increase of 0.5 percentage points.
■	Cash generation of Ps.2,587 million (includes the issuance of VOLARCB 21L) with a cash and cash equivalents position of Ps.15,255 million or US$741 million, representing 34% of the last twelve months total operating revenue. On October 13th, 2021, Volaris issued successfully its first sustainability-linked asset backed trust notes (VOLARCB 21L) for an amount of Ps.1,500 million.
■	Net debt-to-LTM EBITDAR ratio of 2.5 times, the lowest level in Volaris' history.
■	As of December 31st, 2021, the Company changed its functional currency from the Mexican Peso to the US Dollar.

[1] The financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).

1

Full Year 2021 Highlights

(All metrics are compared to FY 2019 unless otherwise noted)

Volaris reported a solid 2021, driven by a continued recovery of passenger demand in the Company´s markets, as well as its disciplined growth strategy.

■	Total operating revenue of Ps.44,662 million, a 29% increase. Total revenue per available seat mile (TRASM) increased 13% to Ps.161 cents.
■	Operating expenses of Ps.36,596 million, a 20% increase. Operating expenses per available seat mile (CASM) remained unchanged at US$6.45 cents, while CASM ex-fuel increased 7% to US$4.25 cents.
■	Net income of Ps.2,121 million with a net margin of 4.7%. Earnings per share of Ps.1.82 and earnings per ADS of US$0.88. As a result of the change in the functional currency, the Company recorded a one-off, non-cash accounting charge related to the termination of a non-derivative financial instrument of Ps.2,251 million (US$109 million).
■	Adjusted net income (excluding the one-off, non-cash accounting charge related to the termination of a non-derivative financial instrument) of Ps.3,879 million, a 47% increase. Adjusted earnings per share of Ps.3.33 and earnings per ADS of US$1.62.
■	EBITDAR of Ps.16,375 million, increased 53% with an EBITDAR margin of 36.7%, an increase of 5.9 percentage points.
■	Cash generation of Ps.4,309 million with a cash and cash equivalents position of Ps.15,255 million or US$741 million.

“In 2021, despite the demand uncertainty associated with Covid-19, we were able to report a strong performance. This highlights our team’s ability to manage and adapt to changing market dynamics. Thanks to our devoted family of ambassadors and our experienced management team, we are now reaping the rewards of our joint effort,” said Enrique Beltranena, President & Chief Executive Officer. “Going forward we will continue to focus on executing our growth strategy. This centers upon catering to the travel demands of a large, growing middle class in Mexico, focusing on longer-haul bus substitution, and growth in our international markets. Our resilient ultra-low-cost business model positions us well for success in these markets.” Enrique added.

2

Fourth Quarter and Full Year 2021 Financial and Operations Highlights

(All metrics are compared to 4Q and full year 2019 unless otherwise noted)

Fourth Quarter	Full Year
Consolidated Financial Highlights	2021	2019	Var.	2021	2019	Var.
Total Operating Revenue (Ps. million)	13,954	9,729	43%	44,662	34,753	29%
TRASM (Ps. cents)	176	155	13%	161	142	13%
ASMs (million, scheduled & charter)	8,022	6,300	27%	28,097	24,499	15%
Load Factor (scheduled, RPMs/ASMs)	86.9%	87.6%	-0.8 pp	84.7%	85.9%	-1.2 pp
Passengers (thousand, scheduled & charter)	7,281	5,738	27%	24,405	21,975	11%
Fleet (end of period)	101	82	19	101	82	19
Total Operating Expenses (Ps. million)	10,922	7,762	41%	36,596	30,397	20%
CASM (US$ cents)	6.60	6.40	3%	6.45	6.45	0%
CASM excl. fuel (US$ cents)	4.08	3.94	3%	4.25	3.98	7%
Operating income (EBIT) (Ps. million)	3,032	1,967	54%	8,066	4,355	85%
% EBIT Margin	21.7%	20.2%	1.5 pp	18.1%	12.5%	5.5 pp
Net (loss) income (Ps. million)	(200)	1,287	N/A	2,121	2,639	(20%)
% Net (loss) income margin	-1.4%	13.2%	-14.7 pp	4.7%	7.6%	-2.8 pp
Adjusted Net income (Ps. million)	1,559	1,287	21%	3,879	2,639	47%
% Adjusted Net income margin	11.2%	13.2%	-2.0 pp	8.7%	7.6%	1.1 pp
EBITDAR (Ps. million)	5,161	3,549	45%	16,375	10,696	53%
% EBITDAR Margin	37.0%	36.5%	0.5 pp	36.7%	30.8%	5.9 pp
Net debt-to-LTM EBITDAR	2.5	x	3.5	x	-1.0	x	2.5	x	3.5	x	-1.0	x
1)	Excludes the one-off, non-cash accounting charge related to the termination of a non-derivative financial instrument.

Total operating revenue in the quarter was Ps.13,954 million, a 43% increase, driven by higher capacity, healthy load factors and stronger unit revenue per passenger. Moreover, demand remained relatively strong at the end of the quarter despite the increase of Covid-19 cases (Omicron variant) cases in our markets.

Volaris transported 7.3 million passengers in the quarter, an increase of 27%. Domestic and international passengers increased 29% and 19%, respectively; while total capacity, in terms of available seat miles (ASMs), increased 27% to 8.0 billion. Load factor reached 86.9%, slightly below pre-pandemic levels.

TRASM of Ps.176 cents represented a 13% increase. Average base fare was Ps.1,125, a decrease of 2%. Ancillary revenue per passenger was Ps.810, a 45% increase, due to the continued growth of new and traditional products, such as First Baggage, Seat Selection and More Flexibility. Ancillary revenue represented 42% of total operating revenue, compared to 33% in the same period of 2019. Finally, total operating revenue per passenger increased 14% to Ps.1,935.

For full year 2021, Volaris reported a total operating revenue of Ps.44,662 million, an increase of 29% as compared to 2019 levels. This performance demonstrates the Company’s ability to increase capacity while improving load factors and unit revenue despite the changing demand environment throughout the year resulting from the different waves of Covid.

3

Total operating expenses in the quarter were Ps.10,992 million, a 41% increase, driven by capacity growth and the incorporation of new fuel-efficient aircraft. The average economic fuel cost per gallon increased 16% to Ps.53.1 per gallon (US$2.58) in the period. CASM totaled US$6.60 cents, 3% higher when compared to same period of 2019. CASM ex-fuel increased 3% to US$4.08 cents.

For full year 2021, Volaris posted total operating expenses of Ps.36,596 million, an increase of 20% as compared to 2019 levels, driven by higher capacity growth and the incorporation of new aircraft to the fleet.

Comprehensive financing result represented a loss of Ps.3,632 million in fourth quarter of 2021, compared to a loss of Ps.164 million in the same period of 2019. This result was significantly impacted by a one-off, non-cash accounting charge related to the termination of a non-derivative financial instrument that generated a foreign exchange loss of Ps.2,251 million or US$109 million. Volaris determined that the currency which most reflects its operations is the US Dollar. As a result of this change, Volaris also concluded that the hedging strategies related to non-derivative financial instruments will no longer be effective and must be termination.

In the fourth quarter, the Mexican peso depreciated 8% against the US dollar to an average of Ps.20.75 per US dollar. At the end of the quarter, the Mexican peso stood at Ps.20.58 per US dollar, a 1% depreciation compared to the exchange rate at the end of the third quarter of 2021.

For the full year 2021, Volaris reported a comprehensive financing loss of Ps.5,352 million as compared to a loss of Ps.662 million posted in 2019. As mentioned above, in the fourth quarter of 2021, Volaris recorded a one-off, non-cash accounting charge of Ps. 2,251 million related to the termination of a non-derivative financial instrument as a result of the change in the functional currency as of December 31, 2021

Income tax benefit was Ps.400 million, compared to the expense of Ps.516 million posted in the fourth quarter of 2019.

For full year 2021, Volaris reported an income tax expense of Ps.594 million, compared to the expense of Ps.1,095 registered in 2019.

Net loss in the quarter stood at Ps.200 million, impacted by the aforementioned one-off accounting charge related to the termination of a non-derivative financial instrument of Ps.2,251 million or US$109 million, with earnings per share of negative Ps.0.17 and earnings per ADS of negative US$0.08. Adjusted net income (excluding the one-off related to the termination of a non-derivative financial instrument) reached Ps.1,559 million, a 21% increase, with adjusted earnings per share of Ps.1.34 and adjusted earnings per ADS of US$0.65.

For the full year 2021, Volaris posted a net income of Ps.2,121 million, equivalent to a 20% annual decrease, with earnings per share of Ps.1.82 and earnings per ADS of US$0.88. Excluding the one-time accounting charge associated with the change in the functional currency, adjusted net income reached Ps.3,879 million, a 47% increase compared to 2019. Adjusted earnings per share and adjusted earnings per ADS totaled Ps.3.33 and US$1.62, respectively.

4

EBITDAR was Ps.5,161 million, an increase of 45%, due to capacity growth, higher unit revenues, and effective cost control. EBITDAR margin was 37.0%, an increase of 0.5 percentage points.

For full year 2021, Volaris registered an EBITDAR of Ps.16,375 million, an increase of 53% compared to 2019, driven by improving our unit revenues and cost control discipline. EBITDAR margin was 36.7%, an increase of 5.9 percentage points.

Balance Sheet, Liquidity and Capital Allocation

During the fourth quarter, Volaris generated Ps.2,587 million in cash, including the issuance of its first sustainability-linked asset backed trust notes (VOLARCB 21L). As of December 31st, cash and cash equivalents were Ps.15,255 million or US$741 million, representing 34% of the last twelve months total operating revenue. Net cash flow provided by operating activities was Ps.5,090 million, while cash outflows in investing and financing activities were Ps.1,385 million and Ps.1,812 million, respectively. Positive net foreign exchange difference was Ps.694 million. On October 13th, 2021, Volaris issued successfully its first sustainability-linked asset backed trust notes (VOLARCB 21L) for an amount of Ps.1,500 million.

For full year 2021, Volaris generated Ps.5,152 million in cash. Net cash flow provided by operating activities was Ps.15,869 million, while cash outflows in investing and financing activities were Ps.2,731 million and Ps.8,828 million, respectively. Positive net foreign exchange difference was Ps.842 million.

As of the year, net debt was Ps.40,672 million, which included Ps.6,277 million of financial debt, Ps.49,650 million of leasing liabilities, less cash and cash equivalents of Ps.15,255 million. The net debt-to-LTM EBITDAR ratio was 2.5 times, compared to 3.5 times in the same period of 2019 and 2.8 times in third quarter of 2021.

As of December 31st, 2021, Volaris and its main subsidiary have changed their functional currency from the Mexican Peso to the US Dollar. According to IAS 21 the functional currency is the currency of the primary economic environment in which the entity operates; in other words, the currency in which Volaris measures and records its transactions. As a result of the recent developments in the Company’s operational environment, the way it measures its business performance, the determination of the selling fares based on US Dollar, the increase of operations in the international market, and that most of Volaris´ cost is determined and denominated in US dollars, the Company concluded that the currency that most reflects its operations is the US Dollar. The change of this new functional currency was made on a prospectively basis with no restatement of previous periods.

Volaris believes the measurement of the financial information with the new functional currency will mitigate the impact of the Mexican Peso volatility over its financial results and improves the comparability with other companies in the market.

5

2022 Outlook

Volaris expects to continue with its disciplined growth strategy for the rest of the year. Assuming no significant unexpected disruptions related to COVID-19 or other macroeconomics impacts to the business, the Company expects to grow capacity (ASMs) in the mid-twenties compared to 2021. Furthermore, it expects total operating revenue in the range of US$2.6 to US$2.7 billion. Finally, the Company anticipates capex in the range of US$140 to US$145 million. This outlook assumes a FX USD/MXN of Ps.20.80 to Ps.21.10.

Fleet

During the fourth quarter, the Company incorporated seven new A320neo aircraft to its fleet. As of December 31, 2021, Volaris’ fleet was composed of 101 aircraft (6 A319s, 79 A320s and 16 A321s), with an average age of 5.4 years. Volaris’ fleet had an average of 188 seats per aircraft. 82% of its aircraft are sharklet-equipped and 46% are New Engine Option (NEO) models. The Company reaffirms its plans to end 2022 with 113 aircraft.

On November 15th, 2021, Volaris signed a new purchase order with Airbus for 39 A321neo aircraft, in order to secure its growth in the second half of the decade. In addition to the acquisition of these 39 aircraft, Volaris agreed with Airbus to convert 20 aircraft in its current order contract from A320neo to A321neos.

Investors are urged to carefully read the Company’s periodic reports filed with or provided to the Securities and Exchange Commission, for additional information regarding the Company.

Investor Relations Contact:

Félix Martínez / Naara Cortés Gallardo / ir@volaris.com

Media Contact:

Gabriela Fernández / gabriela.fernandez@volaris.com

Conference call and webcast details

Date:	Friday, February 25th, 2022
Time:	9:00 am Mexico City (CT) / 10:00 am New York (USA) (ET)
United States dial in:	+1-844-204-8586
Mexico dial in:	+52-55-8880-8040
International dial in:	+1-412-317-6346
Participant code:	Volaris
Webcast & video presentation:	https://webcastlite.mziq.com/cover.html?webcastId=423f690b-ffe2-401e-9603-561864dcb46d

6

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 184 and its fleet from 4 to 102 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 27 cities in the United States, Central and South America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. Additional information concerning these, and other factors is contained in the Company's US Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

7

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

(All metrics are compared to 2019 unless otherwise noted)

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended December 31, 2021 (US Dollars) *	Three months ended December 31, 2021	Three months ended December 31, 2019	Variance

Total operating revenues (millions)	678	13,954	9,729	43.4%
Total operating expenses (millions)	531	10,922	7,762	40.7%
EBIT (millions)	147	3,032	1,967	54.1%
EBIT margin	21.7%	21.7%	20.2%	1.5 pp
Depreciation and amortization (millions)	89	1,823	1,389	31.3%
Aircraft and engine variable lease expenses (millions)	15	306	193	58.4%
Net (loss) income (millions)	(10)	(200)	1,287	N/A
Net (loss) income margin	(1.4%)	(1.4%)	13.2%	-14.7 pp
(Loss) earnings per share:
Basic	(0.01)	(0.17)	1.27	N/A
Diluted	(0.01)	(0.17)	1.27	N/A
(Loss) earnings per ADS:
Basic	(0.08)	(1.71)	12.72	N/A
Diluted	(0.08)	(1.71)	12.72	N/A
Weighted average shares outstanding:
Basic	—	1,165,976,677	1,011,876,677	15.2%
Diluted	—	1,165,976,677	1,011,876,677	15.2%
Available seat miles (ASMs) (millions) (1)	—	8,022	6,300	27.3%
Domestic	—	5,652	4,343	30.2%
International	—	2,370	1,957	21.1%
Revenue passenger miles (RPMs) (millions) (1)	—	6,968	5,521	26.2%
Domestic	—	5,076	3,888	30.6%
International	—	1,892	1,633	15.8%
Load factor (2)	—	86.9%	87.6%	-0.8 pp
Domestic	—	89.8%	89.5%	0.3 pp
International	—	79.8%	83.4%	-3.6 pp
Total operating revenue per ASM (TRASM) (cents) (1)(5)	8.5	175.6	155.0	13.3%
Total ancillary revenue per passenger (4)(5)	39.3	810	557	45.4%
Total operating revenue per passenger (5)	94.0	1,935	1,701	13.7%
Operating expenses per ASM (CASM) (cents) (1)(5)	6.6	136.8	123.5	10.8%
Operating expenses per ASM (CASM) (US cents) (1)(3)(5)	—	6.60	6.40	3.0%
CASM ex fuel (cents) (1)(5)	4.1	84.6	76.0	11.2%
CASM ex fuel (US cents) (1)(3)(5)	—	4.08	3.94	3.4%
Booked passengers (thousands) (1)	—	7,281	5,738	26.9%
Departures (1)	—	44,473	35,261	26.1%
Block hours (1)	—	111,656	89,714	24.5%
Fuel gallons consumed (millions)	—	79.0	65.2	21.1%
Average economic fuel cost per gallon (5)	2.58	53.1	45.8	15.8%
Aircraft at end of period	—	101	82	23.2%
Average aircraft utilization (block hours)	—	13.31	12.8	4.3%
Average exchange rate	—	20.75	19.28	7.6%
End of period exchange rate	—	20.58	18.85	9.2%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) Includes schedule and charter.	(3) Dollar amounts were converted at average exchange rate of each period.
(2) Includes schedule.	(4) Includes “Other passenger revenues” and “non-passenger revenues”.
(5) Excludes non-derivatives financial instruments.

8

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

(All metrics are compared to 2020 unless otherwise noted)

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended December 31, 2021 (US Dollars) *	Three months ended December 31, 2021	Three months ended December 31, 2020	Variance
Total operating revenues (millions)	678	13,954	8,086	72.6%
Total operating expenses (millions)	531	10,922	7,126	53.3%
EBIT (millions)	147	3,032	960	215.9%
EBIT margin	21.7%	21.7%	11.9%	9.9 pp
Depreciation and amortization (millions)	89	1,823	1,546	17.9%
Aircraft and engine variable lease expenses (millions)	15	306	507	(39.7%)
Net (loss) income (millions)	(10)	(200)	897	N/A
Net (loss) income margin	(1.4%)	(1.4%)	11.1%	(12.5	pp)
(Loss) earnings per share:
Basic	(0.01)	(0.17)	0.85	N/A
Diluted	(0.01)	(0.17)	0.85	N/A
(Loss) earnings per ADS:
Basic	(0.08)	(1.71)	8.54	N/A
Diluted	(0.08)	(1.71)	8.54	N/A
Weighted average shares outstanding:
Basic	—	1,165,976,677	1,050,401,677	11.0%
Diluted	—	1,165,976,677	1,050,401,677	11.0%
Available seat miles (ASMs) (millions) (1)	—	8,022	5,979	34.2%
Domestic	—	5,652	4,307	31.2%
International	—	2,370	1,673	41.7%
Revenue passenger miles (RPMs) (millions) (1)	—	6,968	4,797	45.3%
Domestic	—	5,076	3,594	41.2%
International	—	1,892	1,203	57.3%
Load factor (2)	—	86.9%	80.2%	6.6 pp
Domestic	—	89.8%	83.5%	6.4 pp
International	—	79.8%	71.9%	7.9 pp
Total operating revenue per ASM (TRASM) (cents) (1)(5)	8.5	175.6	138.1	27.1%
Total ancillary revenue per passenger (4)(5)	39.3	810	798	1.5%
Total operating revenue per passenger (5)	94.0	1,935	1,699	13.9%
Operating expenses per ASM (CASM) (cents) (1)(5)	6.6	136.8	120.6	13.5%
Operating expenses per ASM (CASM) (US cents) (1)(3)(5)	—	6.60	5.84	12.8%
CASM ex fuel (cents) (1)(5)	4.1	84.6	85.3	(0.8%)
CASM ex fuel (US cents) (1)(3)(5)	—	4.08	4.13	(1.4%)
Booked passengers (thousands) (1)	—	7,281	4,861	49.8%
Departures (1)	—	44,473	31,652	40.5%
Block hours (1)	—	111,656	80,163	39.3%
Fuel gallons consumed (millions)	—	79.0	56.8	39.2%
Average economic fuel cost per gallon (5)	2.6	53.1	37.2	42.7%
Aircraft at end of period	—	101	86	17.4%
Average aircraft utilization (block hours)	—	13.3	11.8	13.1%
Average exchange rate	—	20.75	20.63	0.6%
End of period exchange rate	—	20.58	19.95	3.2%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) Includes schedule and charter.	(3) Dollar amounts were converted at average exchange rate of each period.
(2) Includes schedule.	(4) Includes “Other passenger revenues” and “non-passenger revenues”.
(5) Excludes non-derivatives financial instruments.

9

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

(All metrics are compared to 2020 unless otherwise noted)

Unaudited (In Mexican pesos, except otherwise indicated)	Twelve months ended December 31, 2021 (US Dollars) *	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020	Variance
Total operating revenues (millions)	2,170	44,662	22,160	101.5%
Total operating expenses (millions)	1,778	36,596	25,413	44.0%
EBIT (millions)	392	8,066	(3,254)	N/A
EBIT margin	18.1%	18.1%	(14.7%)	32.7 pp
Depreciation and amortization (millions)	322	6,622	5,947	11.3%
Aircraft and engine rent expenses (millions)	82	1,687	1,845	(8.6%)
Net income (loss) (millions)	103	2,121	(4,294)	N/A
Net income (loss) margin	4.7%	4.7%	(19.4%)	24.1 pp
Earnings (loss) per share:
Basic	0.09	1.82	(4.20)	N/A
Diluted	0.09	1.82	(4.20)	N/A
Earnings (loss) per ADS:
Basic	0.88	18.19	(42.03)	N/A
Diluted	0.88	18.19	(42.03)	N/A
Weighted average shares outstanding:
Basic	—	1,165,976,677	1,021,560,557	14.1%
Diluted	—	1,165,976,677	1,021,560,557	14.1%
Available seat miles (ASMs) (millions) (1)	—	28,097	18,275	53.7%
Domestic	—	20,099	13,446	49.5%
International	—	7,997	4,829	65.6%
Revenue passenger miles (RPMs) (millions) (1)	—	23,802	14,597	63.1%
Domestic	—	17,470	10,900	60.3%
International	—	6,332	3,696	71.3%
Load factor (2)	—	84.7%	79.9%	4.8 pp
Domestic	—	86.9%	81.1%	5.9 pp
International	—	79.2%	76.5%	2.6 pp
Total operating revenue per ASM (TRASM) (cents) (1)(5)	7.8	160.5	123.5	30.0%
Total ancillary revenue per passenger (4)(5)	38.6	795	659	20.6%
Total operating revenue per passenger (5)	89.8	1,848	1,534	20.4%
Operating expenses per ASM (CASM) (cents) (1)(5)	6.4	130.9	141.3	(7.4%)
Operating expenses per ASM (CASM) (US cents) (1)(3)(5)	—	6.45	6.57	(1.8%)
CASM ex fuel (cents) (1)(5)	4.2	86.2	102.7	(16.1%)
CASM ex fuel (US cents) (1)(3)(5)	—	4.25	4.78	(11.1%)
Booked passengers (thousands) (1)	—	24,405	14,712	65.9%
Departures (1)	—	153,913	97,819	57.3%
Block hours (1)	—	386,752	248,952	55.4%
Fuel gallons consumed (millions)	—	273.5	176.6	54.8%
Average economic fuel cost per gallon (5)	2.2	45.9	39.9	15.0%
Aircraft at end of period	—	101	86	17.4%
Average aircraft utilization (block hours)	—	12.5	11.3	10.9%
Average exchange rate	—	20.28	21.50	(5.6%)
End of period exchange rate	—	20.58	19.95	3.2%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) Includes schedule and charter.	(3) Dollar amounts were converted at average exchange rate of each period.
(2) Includes schedule.	(4) Includes “Other passenger revenues” and “non-passenger revenues”.
(5) Excludes non-derivatives financial instruments.

10

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

(All metrics are compared to 2020 unless otherwise noted)

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2021 (US Dollars) *	Three months ended December 31, 2021	Three months ended December 31, 2020	Variance
Operating revenues:
Passenger revenues	660	13,577	7,863	72.7%
Fare revenues	398	8,195	4,382	87.0%
Other passenger revenues	261	5,382	3,481	54.6%

Non-passenger revenues	25	513	397	29.3%
Other non-passenger revenues	22	444	327	35.8%
Cargo	3	69	70	(1.5%)

Non-derivatives financial instruments	(7)	(136)	(174)	(21.7%)

Total operating revenues	678	13,954	8,086	72.6%

Other operating income	(3)	(65)	(162)	(59.8%)
Fuel expense, net (1)	201	4,137	2,027	104.1%
Landing, take-off and navigation expenses	85	1,754	1,148	52.7%
Salaries and benefits	72	1,487	983	51.2%
Depreciation of right of use assets	70	1,433	1,297	10.5%
Sales, marketing, and distribution expenses	27	549	335	63.8%
Maintenance expenses	26	537	454	18.4%
Aircraft and engine variable lease expenses	15	306	507	(39.7%)
Depreciation and amortization	19	390	249	56.9%
Other operating expenses	19	394	288	36.9%
Operating expenses	531	10,922	7,126	53.3%

Operating income	147	3,032	960	215.9%

Finance income	1	18	8	119.3%
Finance cost	(43)	(882)	(495)	78.2%
Exchange (loss) gain, net (2)	(134)	(2,768)	889	N/A
Comprehensive financing result	(176)	(3,632)	403	N/A

(Loss) income before income tax	(29)	(600)	1,362	N/A
Income tax benefit (expense)	19	400	(465)	N/A
Net (loss) income	(10)	(200)	897	N/A

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) 4Q 2021 and 4Q 2020 figures include a benefit from non-derivatives financial instruments by an amount of Ps.54.7 million and Ps.84.2 million, respectively.
(2) 4Q 2021 figures include termination non-derivative financial instrument by an amount of Ps.2,251 million.

11

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

(All metrics are compared to 2020 unless otherwise noted)

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2021 (US Dollars) *	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020 (Audited)	Variance
Operating revenues:
Passenger revenues	2,103	43,297	21,487	101.5%
Fare revenues	1,249	25,703	12,873	99.7%
Other passenger revenues	855	17,594	8,613	104.3%

Non-passenger revenues	87	1,799	1,084	65.9%
Other non-passenger revenues	76	1,558	882	76.6%
Cargo	12	241	202	19.5%

Non-derivatives financial instruments	(21)	(435)	(411)	5.7%

Total operating revenues	2,170	44,662	22,160	101.5%

Other operating income	(11)	(218)	(730)	(70.2%)
Fuel expense, net (1)	601	12,376	6,641	86.4%
Landing, take-off and navigation expenses	293	6,021	4,091	47.2%
Depreciation of right of use assets	265	5,463	5,049	8.2%
Salaries and benefits	236	4,857	3,453	40.6%
Sales, marketing, and distribution expenses	95	1,962	1,841	6.6%
Maintenance expenses	95	1,952	1,168	67.2%
Aircraft and engine variable lease expenses	82	1,687	1,845	(8.6%)
Other operating expenses	65	1,337	1,157	15.5%
Depreciation and amortization	56	1,159	898	29.0%
Operating expenses	1,778	36,596	25,413	44.0%

Operating income (loss)	392	8,066	(3,254)	N/A

Finance income	3	72	102	(29.5%)
Finance cost	(138)	(2,832)	(3,018)	(6.2%)
Exchange (loss) gain, net (2)	(126)	(2,591)	471	N/A
Comprehensive financing result	(260)	(5,352)	(2,446)	118.8%

Income (loss) before income tax	132	2,714	(5,700)	N/A
Income tax (expense) benefit	(29)	(594)	1,406	N/A
Net income (loss)	103	2,121	(4,294)	N/A

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) December YTD 2021 and December YTD 2020 figures include a benefit from non-derivatives financial instrument by an amount of Ps.182.2 million and Ps.409.2 million, respectively
(2) December YTD 2021 figures include termination non-derivative financial instrument by an amount of Ps.2,251 million.

12

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

(All metrics are compared to 2020 unless otherwise noted)

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2021 (US Dollars) *	Three months ended December 31, 2021	Three months ended December 31, 2020	Variance

Other passenger revenues	261	5,382	3,481	54.6%
Non-passenger revenues	25	513	397	29.3%
Total ancillary revenues	286	5,895	3,877	52.0%

Booked passengers (thousands) (1)	—	7,281	4,861	49.8%

Total ancillary revenue per passenger	39	810	798	1.5%

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

(1) Includes schedule and charter.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

(All metrics are compared to 2020 unless otherwise noted)

The following table shows the twelve months of the year additional detail about the components of total ancillary revenue:

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2021 (US Dollars) *	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020 (Audited)	Variance

Other passenger revenues	855	17,594	8,613	104.3%
Non-passenger revenues	87	1,799	1,084	65.9%
Total ancillary revenues	942	19,394	9,698	100.0%

Booked passengers (thousands) (1)	—	24,405	14,712	65.9%

Total ancillary revenue per passenger	39	795	659	20.6%

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

(1) Includes schedule and charter.

13

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(All metrics are compared to 2020 unless otherwise noted)

(In millions of Mexican pesos)	December 31, 2021 Unaudited (US Dollars) *	December 31, 2021 Unaudited	December 31, 2020 Audited
Assets
Cash and cash equivalents	741	15,255	10,103
Accounts receivable, net	106	2,184	2,027
Inventories	14	296	279
Prepaid expenses and other current assets	40	823	850
Financial instruments	—	—	—
Guarantee deposits	79	1,626	1,142
Total current assets	981	20,184	14,402
Rotable spare parts, furniture and equipment, net	455	9,357	7,281
Right of use assets	1,917	39,463	34,316
Intangible assets, net	13	260	192
Financial instruments	1	29	—
Deferred income taxes	141	2,908	3,129
Guarantee deposits	455	9,373	8,425
Other assets	5	106	119
Other long- term assets	21	423	325
Total non-current assets	3,008	61,919	53,787
Total assets	3,988	82,103	68,189
Liabilities
Unearned transportation revenue	304	6,257	5,851
Accounts payable	119	2,444	2,365
Accrued liabilities	178	3,666	2,356
Lease Liabilities	284	5,842	6,484
Other taxes and fees payable	131	2,700	2,236
Income taxes payable	4	86	4
Financial instruments	—	—	10
Financial debt	197	4,053	1,559
Other liabilities	35	713	101
Total short-term liabilities	1,252	25,761	20,966
Financial debt	108	2,224	3,796
Accrued liabilities	1	30	67
Lease Liabilities	2,128	43,808	37,646
Other liabilities	167	3,436	2,668
Employee benefits	4	82	51
Deferred income taxes	11	230	200
Total long-term liabilities	2,419	49,810	44,427
Total liabilities	3,671	75,571	65,393
Equity
Capital stock	166	3,426	3,426
Treasury shares	(10)	(209)	(224)
Contributions for future capital increases	—	—	—
Legal reserve	14	291	291
Additional paid-in capital	230	4,741	4,720
Retained losses	(84)	(1,735)	(3,855)
Accumulated other comprehensive income (loss) (1)	1	18	(1,562)
Total equity	317	6,532	2,796
Total liabilities and equity	3,988	82,103	68,189

Weighted average shares outstanding		1,165,976,677	1,165,976,677
* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
1) As of December 31, 2021, the figures do not include the exchange rate loss of Ps. 2,251 million resulting from the termination of the non-derivative financial instrument because of the change of the functional currency. As of December 31, 2020, the figures include an exchange rate loss of Ps.1,577 million, related to non-derivative financial instrument.

14

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

(All metrics are compared to 2020 unless otherwise noted)

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2021 (US Dollars) *	Three months ended December 31, 2021	Three months ended December 31, 2020

Net cash flow provided by operating activities	247	5,090	1,070
Net cash flow (used in) provided by investing activities	(67)	(1,385)	77
Net cash flow (used in) provided by financing activities **	(88)	(1,812)	1,364
Increase in cash and cash equivalents	92	1,893	2,511
Net foreign exchange differences	34	694	(609)
Cash and cash equivalents at beginning of period	615	12,668	8,202
Cash and cash equivalents at end of period	741	15,255	10,103
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
**Includes aircraft rental payments of Ps.2,556 million and Ps.1,761 million for the three months ended period December 31, 2021 and 2020, respectively.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

(All metrics are compared to 2020 unless otherwise noted)

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2021 (US Dollars) *	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020 (Audited)

Net cash flow provided by operating activities	771	15,869	4,359
Net cash flow used in investing activities	(133)	(2,731)	(68)
Net cash flow used in financing activities **	(429)	(8,828)	(3,041)
Increase in cash and cash equivalents	209	4,310	1,251
Net foreign exchange differences	41	842	873
Cash and cash equivalents at beginning of year	491	10,103	7,980
Cash and cash equivalents at end of year	741	15,255	10,103
* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
**Includes aircraft rental payments of Ps.9,308 million and Ps.6,111 million for the twelve months ended period December 31, 2021 and 2020, respectively.

15